SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2006

NASPERS LIMITED

(Translation of registrant's name into English)

Naspers Centre
40 Heerengracht
Cape Town
SOUTH AFRICA 8001

(Address of principal executive offices)

(Indicate by check mark whether the registrant
files or will file annual reports under cover of Form 20-F
or Form 40-F.)

Form 20-F x   Form 40-F ___

(Indicate by check mark whether the registrant by
furnishing the information contained in this form is also
thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act
of 1934.)

Yes ___   No x

EXHIBIT LIST

Exhibit	Description	Sequential Page Number
	▪ Naspers Limited: Prospectus relating to the introduction of Black Economic Empowerment shareholders in relation to MultiChoice Africa (Pty) Limited, issued September 26, 2006. Public offer opens September 29, 2006.	

PHUTHUMA NATHI
SHARE THE FUTURE

Phuthuma Nathi Investments Limited

(Formerly named Main Street 446 (Proprietary) Limited)
Incorporated in the Republic of South Africa
Registration number 2006/015187/06

PROSPECTUS

An invitation to Black People and Black Groups eligible to subscribe for 45 000 000 Phuthuma Nathi ordinary shares as part of the MCSA Empowerment Transaction at an offer price of R10,00 per Phuthuma Nathi ordinary share.

Opening date of the public offer [19]	**29 September 2006 at 08:00**
Closing date of the public offer [19]	**27 October 2006 at 15:00**

Investment bank



Corporate Finance
Investec Bank Limited
(Registration number 1969/004763/06)

Joint attorneys and tax advisers



Webber Wentzel Bowens

Joint attorneys



JAN S. DE VILLIERS
ATTORNEYS

Independent reporting accountants and auditors



PricewaterhouseCoopers Inc
Chartered Accountants (SA)
Registered Accountants and Auditors
(Registration no 1998/012055/21)

Share application and distribution agent



Date of issue: **26 September 2006**

A copy of this prospectus has been registered in the Companies Registration Office on 21 September 2006 as required by the Companies Act (Act 61 of 1973), as amended.

The written consents of the advisers referred to in the consents paragraph on page 4 and the material contracts referred to in paragraph 5.15 on page 29 were attached to the copy of the prospectus, which was lodged for registration in the Companies Registration Office.

The Registrar of Companies has scrutinised the information disclosed in this prospectus. The information disclosed complies with statutory requirements. The Registrar of Companies does not express a view on the risk for investors or the price of the shares on offer in terms of this prospectus. However, the attention of the public is drawn to the fact that the shares on offer are unlisted and should be considered as a risk capital investment. Investors themselves are therefore at risk as unlisted shares are not readily marketable and should the Company fail, this may result in the loss of the investment to the investor.

CORPORATE INFORMATION RELATING TO THE COMPANY [(1(a)(b), 3, 4, 5)]

Registered office [1(a)]
Phuthuma Nathi Investments Limited
(Registration number 2006/015187/06)
251 Oak Avenue
Randburg
2194
(PO Box 1502, Randburg, 2125)

Registered office [1(b)]
MIH Holdings Limited
(Registration number 1993/005613/06)
251 Oak Avenue
Randburg
2194
(PO Box 1502, Randburg, 2125)

Company secretary [5]
Gillian Kisbey-Green
B.Com, B.Compt (Hons), CTA, CA(SA)
251 Oak Avenue
Randburg
2194
(PO Box 1502, Randburg, 2125)

Transfer secretaries and administrator [1(a)]
Link Market Services South Africa (Proprietary) Limited
(Registration number 2000/007239/07)
11 Diagonal Street
Johannesburg
2001
(PO Box 4844, Johannesburg, 2000)

Joint attorneys and tax advisers [4]
Webber Wentzel Bowens
10 Fricker Road
Illovo Boulevard
Johannesburg
2196
(PO Box 61771, Marshalltown, 2107)

Joint attorneys [4]
Jan S. de Villiers
18th Floor
1 Thibault Square
Cape Town
8001
(PO Box 1471, Cape Town, 8000)

Investment bank [4]
Investec Bank Limited
(Registration number 1969/004763/06)
100 Grayston Drive
Sandown
Sandton
2196
(PO Box 785700, Sandton, 2146)

Independent reporting accountants and auditors [3]
PricewaterhouseCoopers Inc.
(Registration number 1998/012055/21)
2 Eglin Road
Sunninghill
2157
(Private Bag X36, Sunninghill, 2157)

Share application and distribution agent
South African Post Office Limited
(Registration number 1991/005477/06)
497 Schubart Street
Pretoria Central
0002
(PO Box 10000, Pretoria, 0002)

IMPORTANT LEGAL INFORMATION

Definitions and interpretations used in this prospectus are contained on pages 11 to 18.

This prospectus constitutes an invitation to subscribe for Phuthuma Nathi ordinary shares, which is made in South Africa only and is addressed to those persons to whom it may lawfully be made. The distribution of this prospectus and the public offer may be restricted by law. Persons who are in possession of this prospectus must inform themselves about and observe any such restrictions.

The public offer is subject to the conditions set out in paragraph 3 headed "Details of the public offer" on page 19 of this prospectus.

The acquisition of Phuthuma Nathi ordinary shares involves risks which should be taken into account by prospective investors. These risks primarily relate to the performance of the underlying MCSA ordinary shares held indirectly by Phuthuma Nathi. Therefore, you should carefully consider the information relating to MCSA provided in this prospectus, as well as the risks related to MCSA's business as described in paragraph 6.4 on page 41 of this prospectus and the other information in this prospectus before making a decision to purchase Phuthuma Nathi ordinary shares. Although information has been provided herein in relation to Phuthuma Nathi ordinary shares, a prospective purchaser, having made enquiries, should use his own judgment and seek advice from an independent financial adviser as to the appropriate value of such Phuthuma Nathi ordinary shares. In considering whether to invest in Phuthuma Nathi ordinary shares, each investor should have regard to, amongst others, the following issues:

• the risks relating to MCSA's business as set out in paragraph 6.4 on page 41 of this prospectus;

• the absence of tradability of Phuthuma Nathi ordinary shares during the Minimum Investment Period;

• the possible lack of liquidity of Phuthuma Nathi ordinary shares due to the restrictive conditions on transferability as set out in paragraph 5.17.3 on page 30;

• the possible lack of liquidity of Phuthuma Nathi ordinary shares as they are not listed on any stock exchange and the fact that the market value thereof will not be readily available; and

• the interest rate risks in relation to dividends declared in respect of the Phuthuma Nathi preference shares.

The Phuthuma Nathi ordinary shares will not be listed on any stock exchange but, subject to certain limitations as set out in paragraph 3 headed "Details of the public offer" on page 19 of this prospectus, MIH Holdings shall use its best commercial endeavours to create a mechanism to facilitate the trading in, and also private transfers of, Phuthuma Nathi ordinary shares after the Minimum Investment Period to eligible Black People or Black Groups. [23]

The Phuthuma Nathi ordinary shares for which subscriptions are invited in terms of this prospectus are currently new and unissued shares in Phuthuma Nathi which will be allotted and issued pursuant to successful applications for subscription. The proceeds from the subscription for these Phuthuma Nathi ordinary shares will be used to pay for 20% of the purchase price payable by Phuthuma Nathi to acquire MCSA Holdings ordinary shares. MCSA Holdings' sole asset is the MCSA ordinary shares. The funding raised by the issue of Phuthuma Nathi preference shares in Phuthuma Nathi will be used to pay for the remaining 80% of the purchase price payable for the MCSA Holdings ordinary shares purchased by Phuthuma Nathi.

Unless the context clearly indicates otherwise, all information provided in this prospectus is provided as at the last practicable date.

Forward-looking statements

Many of the statements included in this prospectus are forward-looking statements that involve risks and uncertainties. Forward-looking statements may generally be identified by the use of terminology such as "may", "will", "expect", "intend", "plan", "estimate", "anticipate", "believe", or similar phrases. Other than statements of historical facts, all statements, including, among others, statements regarding the future financial position or business strategy, projected levels of growth in its market, projected costs, estimates of capital expenditures and plans and objectives of management for future operation of Phuthuma Nathi, MCSA Holdings and/or MCSA are forward-looking statements. The actual future performance of Phuthuma Nathi, MCSA Holdings and/or MCSA could differ materially from these forward-looking statements. Important factors that could cause the actual results to differ materially from these forward-looking statements or expectations include risks such as changes in government regulations and the risks as set out in paragraph 6.4 on page 41 of this prospectus, as well as other matters not yet known to the Board or not currently considered material by them.

Undue reliance should not be placed on these forward-looking statements. All written and oral forward-looking statements attributable to the Board or persons acting on their behalf are qualified in their entirety by these cautionary statements. Moreover, unless the Board is required by law to update these statements, they will not necessarily update any of these statements after the date of this prospectus, whether to confirm them with or contrast them to actual results or with regard to changes in their expectations or projections, or otherwise.

Consents

The investment bank, attorneys and tax advisers, independent reporting accountants and auditors, transfer secretaries and administrator and share application and distribution agents, whose names are included in the prospectus, have consented in writing to act in the capacities stated and to their names being included in this prospectus and have not withdrawn their consents prior to the publication of this prospectus.

Directors' responsibility statement

The Directors, whose names are given in paragraph 5.18 on page 35 of this prospectus, collectively and individually, accept full responsibility for the accuracy of the information contained herein and certify that, to the best of their knowledge and belief, there are no facts that have been omitted which would make any statement false or misleading, and that all reasonable enquiries to ascertain such facts have been made and that this prospectus contains all information required by law.

Compliance with the Companies Act [50]

This prospectus complies with sections 145(1), 147, 148(1)(a), 148(2), 149, 150, 151(1), 152(1), 154(1), 155, 156 and Schedule 3 of the Act. The number of each applicable paragraph in Schedule 3 to the Act is given in square brackets after the appropriate headings or subheadings to which such paragraph applies.

Other important information

Copies of this prospectus may be obtained during normal business hours from 08:00, on Friday 29 September 2006 from the registered offices of Phuthuma Nathi, MCSA and Link Market Services at the addresses set out in the Corporate Information section on the inside front cover or at any Post Office branch. The prospectus can also be obtained on the internet at the following web address: www.multichoice.co.za

All marketing material and educational documents relating to the public offer have been published for information purposes only. Reliance should not be placed on these materials alone, and should be read in conjunction with the prospectus before making the decision to subscribe for Phuthuma Nathi ordinary shares.

Registration of the prospectus and supporting documents

A copy of this prospectus in English was registered by the Registrar on 21 September 2006 as required by section 155(1) of the Companies Act, together with:

- the letters of consent from the investment bank, attorneys and tax advisers, independent reporting accountants and auditors, transfer secretaries and administrator and share application and distribution agents consenting to act in the capacities stated and to their names being included in this prospectus and confirming that such consents have not been withdrawn at the date of this prospectus;

- the written consents of the independent reporting accountants and auditors to the issue of this prospectus with their report included in the form and context in which they appear, and confirming that such consents have not been withdrawn at the date of this prospectus;

- copies of the material contracts described in paragraph 5.15 on page 29 of this prospectus; and

- a signed copy of this prospectus.

SUMMARY OF THE MCSA EMPOWERMENT TRANSACTION

This summary addresses the more important aspects and issues of the MCSA Empowerment Transaction. You are, however, cautioned that this summary is of a general nature only and is neither detailed nor comprehensive. In particular, the summary does not set out all of the qualifications and limitations which may apply to, and qualify, the general information provided. Accordingly, this summary must not be read in isolation, and is not a substitute for a thorough consideration of the entire prospectus and the documents referred to herein.

Should you require more information on the MCSA Empowerment Transaction, please contact our call centre on 0860 11 62 26 or visit the MCSA group website at www.multichoice.co.za

The definitions and interpretations commencing on page 11 of this prospectus apply to this summary of the MCSA Empowerment Transaction.

1. **WHAT IS THE PURPOSE OF THE MCSA EMPOWERMENT TRANSACTION?**
   Naspers wishes to implement the MCSA Empowerment Transaction, which is a BEE ownership initiative in respect of MCSA in furtherance of the Naspers group's empowerment objectives. It is also intended to meet, proportionately, the empowerment requirements set out in the BBBEE Legislation, particularly communication sector legislation and empowerment conditions set out in the licences currently held and that may be applied for by MCSA. The equity empowerment conditions set out under the BBBEE Legislation are fixed and no dilution of that empowerment equity is permitted until the BBBEE Legislation is amended or ceases to remain in force.

2. **HOW DO I TAKE PART IN THE MCSA EMPOWERMENT TRANSACTION?**
   A total of 45 000 000 Phuthuma Nathi ordinary shares are being offered to qualifying Black People and Black Groups in terms of the MCSA Empowerment Transaction.

   You can take part in the MCSA Empowerment Transaction by applying for as many shares as you wish, at R10,00 per share, subject to the following maximum and minimum subscription limits:

   • minimum subscription: 20 Phuthuma Nathi ordinary shares (i.e. a total subscription amount of R200,00);

   • maximum subscription (applicable to you and your associate): a maximum of 4 500 000 Phuthuma Nathi ordinary shares (i.e. a total subscription amount of R45 000 000) or 10% of the total number of Phuthuma Nathi ordinary shares issued pursuant to the public offer, whichever is the lesser.

3. **WHAT ARE THE CONDITIONS THAT APPLY TO THE PHUTHUMA NATHI ORDINARY SHARES?**
   The following conditions apply:

   • no Phuthuma Nathi ordinary shares can be traded during the Minimum Investment Period (i.e. five years from the Implementation Date);

   • after the Minimum Investment Period has passed, Phuthuma Nathi ordinary shares may only be transferred to other Black People or Black Groups having at least a similar or higher BEE status/rating to yourself. All transfers are subject to approval and verification by the PSTC;

   • Phuthuma Nathi ordinary shares must be held in certificated form and the share certificates must be deposited with Link Market Services who shall hold them on your behalf until they are validly transferred in accordance with the provisions of the MCSA Holdings Shareholders Agreement and the articles; and

   • no Phuthuma Nathi ordinary shareholder and its associates can at any time own more than 10% of the total number of Phuthuma Nathi ordinary shares in issue.

4. **WHAT ARE THE BENEFITS OF TAKING PART IN THE MCSA EMPOWERMENT TRANSACTION?**
   The MCSA Empowerment Transaction will give you the opportunity to:

   • indirectly own a stake in MCSA, with the funding for 80% of this stake being provided by MIH Holdings through the Phuthuma Nathi preference shares and the remaining 20% being provided by you through your application for the Phuthuma Nathi ordinary shares; and

   • participate in receiving cash, through dividends distributed by Phuthuma Nathi.

5. **WHO CAN TAKE PART IN THE MCSA EMPOWERMENT TRANSACTION?**

- Black People (Africans, Coloured or Indian) who are citizens of South Africa. If you are a minor, you must be assisted by your parent or your legal guardian.

- Black Groups, being Black Companies and Black Entities incorporated or formed in South Africa.

6. **WHAT IS THE TOTAL NUMBER OF PHUTHUMA NATHI ORDINARY SHARES THAT ARE BEING OFFERED?**

A total of 45 000 000 Phuthuma Nathi ordinary shares are being offered to qualifying Black People and Black Groups in terms of the MCSA Empowerment Transaction.

7. **WHAT HAPPENS IN THE CASE WHEN TOO MANY PHUTHUMA NATHI ORDINARY SHARES HAVE BEEN APPLIED FOR?**

In the case where more than 45 000 000 Phuthuma Nathi ordinary shares are applied for, the basis of allocation will be subject to MIH Holdings' discretion. Preference will be given firstly to Black Persons and thereafter to Black Groups who are preferred suppliers to MCSA, in preference to other Black Groups.

If you have applied and paid for more Phuthuma Nathi ordinary shares than eventually allocated to you, we will refund to you the excess amount by electronic funds transfer. You will not earn any interest on the monies which are refunded to you and you shall bear the risk in respect of such electronic funds transfer.

8. **WHAT IS THE PRICE OF A PHUTHUMA NATHI ORDINARY SHARE?**

The price of the Phuthuma Nathi ordinary share is R10,00 per share.

9. **WHAT ARE THE RIGHTS OF MY ALLOCATED PHUTHUMA NATHI ORDINARY SHARES?**

Your Phuthuma Nathi ordinary shares acquired in terms of this prospectus will have the same rights as all other existing Phuthuma Nathi ordinary shares. You will therefore be a shareholder in Phuthuma Nathi with dividend and voting rights in Phuthuma Nathi.

10. **WHAT ARE MY VOTING RIGHTS?**

As a shareholder of Phuthuma Nathi, you can vote at the general meetings of Phuthuma Nathi. You can also vote at the general meetings of shareholders of MCSA Holdings through the proxy mechanism as set out in the articles of Phuthuma Nathi.

11. **WILL I BE ENTITLED TO RECEIVE A DIVIDEND ON THE PHUTHUMA NATHI ORDINARY SHARES ALLOCATED TO ME?**

Yes, when MCSA Holdings declares and pays dividends to Phuthuma Nathi. In broad terms, Phuthuma Nathi will use its normal dividend income as follows:

- firstly, to pay the Company's running costs and taxes;

- secondly, at the discretion of the Phuthuma Nathi preference holders, on an annual basis, up to 20% of the balance will be paid to the Phuthuma Nathi ordinary shareholders as an ordinary dividend;

- thirdly, to pay dividends on the Phuthuma Nathi preference shares; and

- lastly, any remaining money will be used to redeem the Phuthuma Nathi preference shares.

12. **HOW DO I APPLY FOR PHUTHUMA NATHI ORDINARY SHARES?**

If you are interested in applying for Phuthuma Nathi ordinary shares, you need to:

- submit a completed application form, a copy of which is included in this prospectus, to your nearest Post Office branch together with the required documentation as listed on the application form and your payment. Your application and required documents will be pre-examined at the Post Office and may be rejected if the application form is not completed in full or if all the necessary documentation is not attached;

- alternatively you can submit your completed application form together with the necessary documents and a cheque or postal order by post, in a sealed envelope, marked "Phuthuma Nathi Investments Limited - ordinary share offer", to the following address

Phuthuma Nathi
P O Box 10000
Pretoria
0001

All hand delivered applications must be received by the Post Office before the Closing Date, being 15:00 on 27 October 2006, and all applications delivered by post must be postmarked on or before the Closing Date and received by the Post Office on or before 15:00 on 3 November 2006. Application forms received after:

- **the Closing Date – in the case of hand delivery; or**

- **7 days after the Closing Date (3 November 2006) – in the case of delivery by post**

will be disregarded. In addition any application form received which does not contain all the documentation required or which has not been completed in full will be rejected. Your money will be returned to you by way of electronic transfer. You shall bear the risk in respect of such electronic funds transfer.

13. **HOW CAN I PAY FOR MY PHUTHUMA NATHI ORDINARY SHARES?**
    You can pay for your Phuthuma Nathi ordinary shares:

    - by cheque or postal order, which must be attached to the application form. The cheque must be crossed "not transferable" with the words "or bearer" deleted and the words "Phuthuma Nathi" written on the back and made payable to "SA Post Office" or "South African Post Office". If the cheque is dishonoured, your application will be rejected; or

    - by debit card, presented at the Post Office; or

    - by cash, deposited at the Post Office; or

    - by electronic funds transfer by calling 0860 11 62 26 (Phuthuma Nathi – call centre) for a reference number and account details and submitting the application form together with the proof of payment and all requisite documents to the Post Office.

    The Directors reserve the right to accept payment in any other form in their sole discretion.

    Please note: Debit card and cash payments can only be used as a form of payment if the application forms and required documentation are delivered by HAND at the Post Office. Credit cards will not be accepted.

14. **WHEN DO I HAVE TO PAY FOR MY PHUTHUMA NATHI ORDINARY SHARES?**
    The payment for the Phuthuma Nathi ordinary shares which you have applied for must be made when you hand in your application form either:

    - directly at your Post Office branch as set out in paragraph 13 above; or

    - by post as set out in paragraph 12 above together with your cheque, postal order or electronic funds transfer proof of payment.

15. **WHEN DOES THE PUBLIC OFFER FOR PHUTHUMA NATHI ORDINARY SHARES OPEN AND WHEN DOES IT CLOSE?**
    The public offer will open on 29 September 2006 at 08:00 and will close on 27 October 2006 at 15:00.

    Any changes to the above dates and times (if any) will be published in the South African press and lodged with the Registrar.

16. **WHEN WILL MY PHUTHUMA NATHI ORDINARY SHARES BE ALLOCATED TO ME?**
    The process of allocating and issuing shares to subscribers should be completed within 30 business days after the Closing Date, and you will then be notified of the number of shares allocated to you. Should delays occur in the allocation process, the Directors may extend this initial 30 business days' period by up to 14 business days.

17. **HOW WILL MY PHUTHUMA NATHI ORDINARY SHARES BE DELIVERED TO ME?**
    A statement will be sent to you to provide you with a written record of your shareholding. A certificate will be issued, but will be retained and held by Link Market Services on your behalf. It will be released, if necessary, for implementing any transfer that is permitted in the articles of Phuthuma Nathi and the MCSA Holdings Shareholders Agreement.

18. **WHAT MAY DISQUALIFY ME FROM THE MCSA EMPOWERMENT TRANSACTION?**
    The following may disqualify you:

    - if you fail to submit your application form with the required documentation and/or payment before or on the Closing Date;

- if you fail to meet the qualification criteria;

- if you fail to pay for the Phuthuma Nathi ordinary shares or Phuthuma Nathi has not received your payment;

- if you make any fraudulent or untrue statement in your application form;

- if you have committed an act or made an omission that disqualifies you from the MCSA Empowerment Transaction set out in the articles of Phuthuma Nathi; or

- if your application form is not complete or the information contained therein cannot be verified to Phuthuma Nathi's or MIH Holdings' satisfaction.

The Board and the board of directors of MIH Holdings may also disqualify any person from becoming a shareholder in Phuthuma Nathi in their sole discretion.

19. **WHAT ARE THE CONSEQUENCES OF BEING DISQUALIFIED?**
Your application for Phuthuma Nathi ordinary shares will be rejected and any funds received from you will be returned to you, without interest.

20. **WHAT ARE THE CONSEQUENCES IF I AM DISQUALIFIED AFTER I RECEIVE AN ALLOTMENT OF THE PHUTHUMA NATHI ORDINARY SHARES?**
If the disqualification or default occurs or is discovered after the Phuthuma Nathi ordinary shares have already been allotted, MIH Holdings shall be entitled to ask you to sell to it all of your Phuthuma Nathi ordinary shares at PAR VALUE. This is intended to punish fraud and to protect Phuthuma Nathi and its other shareholders. This call option is set out in the articles.

Note that should you, when applying for Phuthuma Nathi ordinary shares or at any time thereafter, misrepresent your BEE status/rating or commit any action which amounts to fronting (as contemplated in the BBBEE Legislation), you run the risk of either being disqualified from participating in the MCSA Empowerment Transaction (with your application for Phuthuma Nathi ordinary shares accordingly being rejected), or being required to sell the Phuthuma Nathi ordinary shares that were issued to you pursuant to the public offer, at their PAR VALUE, in accordance with the articles.

21. **WHY IS THERE A MINIMUM INVESTMENT PERIOD?**
The Minimum Investment Period serves to:

- allow for a reasonable period of time to provide the potential opportunity for Phuthuma Nathi's investment in MCSA Holdings to accrue value, considering the initial composition of equity and preference share funding in the capital that Phuthuma Nathi will raise to buy the interest in MCSA Holdings; and

- ensure that efficient mechanisms are put in place for Phuthuma Nathi ordinary shares to be traded.

22. **IS THERE CAPITAL PROTECTION?**
No, there is no capital protection. The Phuthuma Nathi ordinary shares purchased through the MCSA Empowerment Transaction will be subject to all the investment risks faced by the ordinary shareholders of other companies.

23. **MAY I EXIT THE MCSA EMPOWERMENT TRANSACTION DURING THE REQUIRED MINIMUM INVESTMENT PERIOD OR THEREAFTER?**
No, but you may exit after the Minimum Investment Period.

24. **WHAT HAPPENS IF I DIE DURING THE MINIMUM INVESTMENT PERIOD?**
Your estate will be permitted to transfer your shares to an eligible Black Person having at least a similar or higher BEE status/rating than yourself, in terms of the articles.

25. **WHAT IF I BECOME INSOLVENT AND MY ESTATE IS SEQUESTRATED INVOLUNTARILY DURING THE MINIMUM INVESTMENT PERIOD?**
Then your estate will be permitted to transfer your shares to an eligible Black Person having at least a similar or higher BEE status/rating than yourself, in terms of the articles.

26. **CAN I TRANSFER MY PHUTHUMA NATHI ORDINARY SHARES OR MY RIGHTS OR INTERESTS THERETO TO ANY THIRD PARTY DURING THE MINIMUM INVESTMENT PERIOD?**
No. After the Minimum Investment Period, the Phuthuma Nathi ordinary shares can be transferred but only to other Black People or Black Groups having at least a similar or higher BEE status/rating to yourself.

27. CAN I USE MY ALLOCATED PHUTHUMA NATHI ORDINARY SHARES FOR SECURITY PURPOSES DURING THE MINIMUM INVESTMENT PERIOD OR THEREAFTER?

No.

28. WILL I RECEIVE FINANCIAL STATEMENTS FOR PHUTHUMA NATHI?

Annual financial statements of Phuthuma Nathi will be provided to all Phuthuma Nathi ordinary shareholders and preference holders and this will indicate the performance of its underlying investment.

29. HOW CAN I TRACK MOVEMENTS IN PHUTHUMA NATHI'S ORDINARY SHARE PRICE?

During the Minimum Investment Period, Phuthuma Nathi ordinary shares will not be traded. After the Minimum Investment Period, it is intended that the Phuthuma Nathi ordinary shares will be tradable on the Trading Market (as defined) or privately and their price will be based on the free market price between a willing BEE buyer and a willing seller.

30. HOW WILL I TRADE MY PHUTHUMA NATHI ORDINARY SHARES AFTER THE MINIMUM INVESTMENT PERIOD?

After the expiry of the Minimum Investment Period, MIH Holdings shall use its best commercial endeavours to create a mechanism to facilitate the trading in, and also private transfers of, Phuthuma Nathi ordinary shares, but only to eligible Black People and Black Groups.

31. HOW DO I HELP APPOINT DIRECTORS FOR PHUTHUMA NATHI?

You can participate in the appointment of a Director by voting at AGMs.

32. ARE THERE ANY HIDDEN COSTS IN APPLYING FOR THE PHUTHUMA NATHI ORDINARY SHARES ON OFFER?

There are no hidden commissions or incentives for which you will be liable.

33. WHO CAN HELP ME COMPLETE THE APPLICATION FORM?

You can get assistance at any Post Office branch.

34. WHO CAN GIVE ME MORE INFORMATION ABOUT THE MCSA EMPOWERMENT TRANSACTION?

Please contact our call centre on 0860 11 62 26.

TABLE OF CONTENTS

DEFINITIONS AND INTERPRETATIONS

Throughout this prospectus and the annexures thereto, unless otherwise stated or the context otherwise indicates, the words in the first column shall have the corresponding meaning stated opposite them in the second column, words in the singular shall include the plural and *vice versa*, and any reference to one gender shall include the other genders:

"acting in concert"	co-operation for the common purpose of or in relation to the control of or the influence of votes in relation to Phuthuma Nathi by two or more persons pursuant to an agreement, arrangement or understanding, whether formal or informal, between them; and "act in concert" shall have a corresponding meaning;
"AGM"	annual general meeting of Phuthuma Nathi;
"application form"	the application form for Phuthuma Nathi ordinary shares included in this prospectus;
"approved BEE verification entity or agency"	for the purposes of the public offer, Empowerdex, EmpowerLogic, Mohlaleng or Verify Solutions;
"articles"	the articles of association of Phuthuma Nathi;
"associate"	in relation to:

- any individual:

    - that individual's immediate family; and/or

    - the trustees, acting as such, of any trust of which the individual or any of the individual's immediate family is a beneficiary (whether vested or discretionary); and/or

    - any company in whose equity securities the individual or any person or trust as contemplated above, taken together, are directly or indirectly beneficially interested, or have a conditional, contingent or future entitlement to become beneficially interested, and that the individual or person or trust as contemplated above are, or would on the fulfilment of the condition or the occurrence of the contingency be able to:

        (i) exercise or control the exercise of 20% or more of the votes able to be cast at general meetings on all, or substantially all, matters; and/or

        (ii) to appoint or remove directors holding a majority of voting rights at board meetings on all, or substantially all, matters; and/or

        (iii) any close corporation in which the individual and/or any member/s of the individual's family, taken together, are beneficially interested in 20% or more of the members' interest and/or are able to exercise or control the exercise of 20% or more of the votes able to be cast at members' meetings on all, or substantially all, matters;

- any company:

    - any other company that is its subsidiary, holding company or subsidiary of its holding company; and/or

    - any company whose directors are accustomed to act in accordance with the company's directions or instructions; and/or

    - any company in the capital of which such company, and any other company as contemplated above under this component in relation to companies, taken together, is or would on the fulfilment of a condition or the occurrence of a contingency be, interested in the manner described above;

"BBBEE Act"	the Broad-Based Black Economic Empowerment Act, 53 of 2003, as amended from time to time;
"BBBEE Legislation"	the BBBEE Act, any regulations published under the BBBEE Act, any BEE charters and/or codes of good practice, any communications sector legislation, any regulations published under such legislation and any licence conditions made pursuant to such legislation, all as amended from time to time, provided that to the extent there is any conflict between such legislation, regulations, charters, codes of good practice and licence conditions, the applicable licence conditions shall take precedence, followed by the empowerment requirements contained in the applicable codes of good practice; provided further that until the final codes of good practice are promulgated under the BBBEE Act, the draft codes published from time to time shall be included herein;
"BEE"	black economic empowerment;
"BEE Ownership Certificate of Compliance"	in relation to a Phuthuma Nathi ordinary shareholder, the certificate (in respect of the ownership element of BEE) issued by a recognised BEE rating agency (or another suitable person) appointed by MIH Holdings from time to time certifying (at the relevant time) any or all of the following:

(i) the direct and indirect shareholding of such Phuthuma Nathi ordinary shareholder and the composition of its board of directors (in the case of a company), or the profile of its beneficiaries and the composition of its trustees or other such members of its governing body (in the case of an entity), and

(ii) whether or not such Phuthuma Nathi ordinary shareholder constitutes a Black Person, Black Company or Black Entity (as the case may be):

"Benefit Scheme"	a Broad-Based Ownership Scheme in which more than 50 natural persons:

- are intended to benefit from an economic interest received by the scheme or by the fiduciaries of the scheme; and

- the economic benefits paid from the economic interest received is not distributed but rather applied to the benefit of the scheme's deemed participants;

"Black Company"	a company that is both a "Black Majority Owned Company" and simultaneously a "Black Majority Controlled Company", and a reference to "company" shall be applied equally to a close corporation or other such incorporated entity;
"Black Entity"	a trust, partnership, joint venture, syndicate, "stokvel", Broad-Based Ownership Scheme, Benefit Scheme, Distribution Scheme or other such unincorporated entity or association, which has as the majority of its beneficiaries and trustees or other such representative of its governing body (as the case may be), Black Companies and/or Black People, provided however that such Black Entities (and trusts, Broad-Based Ownership Schemes, Benefit Schemes and Distribution Schemes in particular) comply with and qualify under the BBBEE Legislation (and the codes of good practice issued under the BBBEE Act in particular) for recognition and measurement of ownership by Black People;
"Black Groups"	Black Companies and Black Entities;
"Black Majority Controlled Company"	in relation to any company, means a company incorporated in accordance with the laws of South Africa and having a shareholding in which one or more Black People:

- controls or control, on an effective flow-through basis (as such term is contemplated in the codes of good practice issued in terms of the BBBEE Act), in excess of 50% of all exercisable voting rights in relation to the ordinary shares or other equity interest of such company, exercisable by members in general meeting or otherwise; and

	• is or are entitled to appoint a majority of the directors of the board of directors or other governing body of such company, or to appoint directors or similar representatives having a majority of the votes exercisable at meetings of the board of directors or other governing body of such company; or

shall have such other meaning as may be ascribed to it under the BBBEE Legislation from time to time;

"Black Majority Owned Company"	in relation to any company, means a company incorporated in accordance with the laws of South Africa and having a shareholding in which one or more Black People:

• beneficially owns or own, on an effective flow-through basis (as such term is contemplated in the codes of good practice issued in terms of the BBBEE Act and which, for the avoidance of doubt, excludes measurement utilising the modified flow-through basis), in excess of 50% of the ordinary shares or other equity interest of such company; and

• is or are entitled to in excess of 50% of all economic interest in relation to such ordinary shares or other equity interest of such company; or

shall have such other meaning as may be ascribed to it under the BBBEE Legislation from time to time;

"Black New Entrants"	a Black Person who:

• holds a voting right and economic interest in a measured enterprise; and

• prior to applying for an equity interest in Phuthuma Nathi, has not concluded similar transactions in respect of any other enterprise which has, in aggregate, a cumulative value of R20 000 000 measured in accordance with an acceptable valuation standard (being a valuation of an asset, an economic interest or any other instrument or right, undertaken in accordance with normal valuation methods that represent standard market practice);

Please note: reference to a measured enterprise shall be construed as referring to the enterprise that is applying to participate in the MCSA Empowerment Transaction.

"Black Participants" or "General Black Public"	individually and collectively (as the context may dictate), Black People, Black Companies and Black Entities, who are entitled to subscribe for and directly and beneficially own Phuthuma Nathi ordinary shares pursuant to the Phuthuma Nathi public offer, or are permitted to own Phuthuma Nathi ordinary shares in terms of the provisions of the MCSA Holdings Shareholders Agreement;
"Black People" or "Black Person"	has the meaning ascribed to it under Code 000 of the Codes of Good Practice issued in terms of the BBBEE Act (as at the date of the prospectus, being in draft form), being African, Coloured or Indian persons who are natural persons and who:

• are citizens of South Africa by birth or descent; or

• are citizens of South Africa by naturalisation before the commencement date of the Constitution of the Republic of South Africa Act 200 of 1993 ("Interim Constitution"); or

• became citizens of South Africa after the commencement date of the Interim Constitution, but who, but for the apartheid policy that had been in place prior to that date, would have been entitled to acquire citizenship by naturalisation prior to that date; or

shall have such other meaning as may be ascribed to it under the BBBEE Legislation from time to time, and "Black Person" shall be construed accordingly;

the "Board" or the "Directors"	the board of directors of Phuthuma Nathi from time to time. Names of the current directors of Phuthuma Nathi are set out in paragraph 5.18 on page 35 of this prospectus;
"Broad-Based Ownership Scheme"	as contemplated under the codes of good practice issued in terms of the BBBEE Act, being a collective ownership scheme constituted with the view to facilitating the participation of specified natural persons in the benefits flowing from the ownership by that scheme or by its fiduciaries of an equity interest in an entity;
"business day"	a day which is not a Saturday, Sunday or an official public holiday in South Africa;
"Closing Date"	the closing date of the public offer, being Friday, 27 October 2006;
"Companies Act" or "the Act"	the South African Companies Act, No. 61 of 1973, as amended;
"Company Collection Account"	the bank account, as contemplated under clause 7 of the Phuthuma Nathi preference shares subscription agreement, to be opened by Phuthuma Nathi with Investec Bank Limited, or such other bank as the majority of the Phuthuma Nathi preference holders may from time to time approve, which is to be conducted with a mandate in accordance with the provisions of clause 7 of the Phuthuma Nathi preference shares subscription agreement, read with the articles;
"Company Empowerment Compliance Period"	the period commencing on the Implementation Date and enduring for so long as the BBBEE Legislation remains in force;
"Constitutional Documents"	the memorandum and articles of association of Phuthuma Nathi as amended from time to time;
"CSDP"	central securities depository participant;
"Disabled Person"	a person limited in one or more functional activities, whether in respect of seeing, hearing, communicating, moving, learning or other intellectual and emotional activities, or otherwise. The impairment may be permanent, recurring or transitory, and may be sensory, physical, cognitive or psychological in nature;
"Distribution Scheme"	as contemplated under the codes of good practice issued in terms of the BBBEE Act, a Broad-Based Ownership Scheme in which more than 50 natural persons are intended to receive distributions from the scheme that are payable from the economic interests received by the scheme or by the fiduciaries of the scheme;
"DTI"	Department of Trade and Industry;
"Eligible Ordinary Shareholder"	any Black Participant who is acceptable to MIH Holdings in its sole discretion, but subject to the Transaction Documents, to become a Phuthuma Nathi ordinary shareholder, such acceptance to be recorded in writing, pursuant to any decision made by the PSTC, or its agent, as contemplated in paragraph 5.17.3.6 on page 31 of this prospectus;
"Empowerdex"	Empowerdex (Proprietary) Limited (registration number 2001/027963/07), a private company incorporated in South Africa, an approved BEE verification entity or agency whose address and contact details are shown in Annexure III;
"EmpowerLogic"	EmpowerLogic (Proprietary) Limited (registration number 1995/000523/07), a private company incorporated in South Africa, an approved BEE verification entity or agency whose address and contact details are shown in Annexure III;
"Enterprise"	a natural or juristic person, or any form of co-operative, conducting a business, trade or profession in South Africa;

"FICA"	the Financial Intelligence Centre Act, No. 38 of 2001, as amended which requires all financial institutions to verify client information, including a client's identity and residential address;
"Implementation Date"	the date of issue of Phuthuma Nathi ordinary shares to the Black Participants pursuant to the Phuthuma Nathi public offer, as provided for in this prospectus;
"Income Tax Act"	the Income Tax Act, No. 58 of 1962, as amended;
"Initial BEE Ownership Certificate of Compliance"	the BEE Ownership Certificate of Compliance issued specifically for the purpose of the public offer by any one of the approved BEE verification entities or agencies;
"JSE"	JSE Limited (registration number: 2005/022939/06), a public company incorporated in South Africa;
"last practicable date"	Tuesday 19 September 2006, being the last practicable date prior to the finalisation of this prospectus;
"MCSA"	MultiChoice Africa (Proprietary) Limited (registration number 1994/009083/07), a private company incorporated in South Africa, and its subsidiaries and associates at the date of this prospectus;
"MCSA Empowerment Transaction"	the empowerment transaction entered into between MIH Holdings, MCSA, MCSA Holdings and Phuthuma Nathi, in terms of which Phuthuma Nathi will acquire up to a maximum of 45 000 000 MCSA Holdings ordinary shares, of which MCSA is a wholly-owned subsidiary, and which acquisition is funded:
	(i) as to 20% of the total purchase price, by way of the public offer; and
	(ii) as to 80% of the total purchase price, from the subscription price paid by MIH Holdings to Phuthuma Nathi for Phuthuma Nathi preference shares;
"MCSA Holdings"	MultiChoice South Africa Holdings (Proprietary) Limited (registration number 2006/015293/07), a private company incorporated in South Africa (formerly named Main Street 443 (Proprietary) Limited), being a company specifically created to facilitate the MCSA Empowerment Transaction, its only asset as at the last practicable date being 100% of the MCSA ordinary shares;
"MCSA Holdings ordinary shares"	ordinary shares with a par value of R0,0001 in the share capital of MCSA Holdings;
"MCSA Holdings sale and purchase agreement"	the sale and purchase of MCSA Holdings shares agreement entered into between MIH Holdings and Phuthuma Nathi, in terms of which Phuthuma Nathi will acquire the Sale Shares;
"MCSA Holdings Shareholders Agreement"	the shareholders agreement entered into between MIH Holdings, MCSA, MCSA Holdings and Phuthuma Nathi, in terms of which:
	(i) MIH Holdings and Phuthuma Nathi (in their capacity as shareholders in MCSA Holdings) regulate their relationship as shareholders with MCSA Holdings, as well as their relationship *inter se*; and
	(ii) the parties record those matters agreed between them regulating the implementation of the MCSA Empowerment Transaction;
"MCSA ordinary shares"	ordinary shares with a par value of R0,000001 in the share capital of MCSA;
"MCSA Sale Agreement"	the sale of shares and subscription agreement entered into between MIH Holdings and MCSA Holdings, in terms of which MCSA Holdings acquired 100% of the MCSA's ordinary shares and MIH Holdings subscribed for 300 000 000 MCSA Holdings ordinary shares (effectively being 100% of the issued share capital of MCSA Holdings);

15

"MIH Holdings"	MIH Holdings Limited (registration number 1993/005613/06), a public company incorporated in South Africa and a wholly owned subsidiary of Naspers;
"Minimum Investment Period"	a period of five years from the Implementation Date;
"MNH"	MNH Holdings (1998) (Proprietary) Limited (registration number 1997/012830/07), a private company incorporated in South Africa, which is 50% held by Naspers;
"M-Net"	Electronic Media Network Limited (registration number 1985/002853/06), a public company incorporated in South Africa, which is 29,98% directly held by MCSA and 3,81% directly and 26,33% indirectly through MNH by Naspers, the shares of which are indivisible linked units with SuperSport shares;
"Mohlaleng"	Mohlaleng Policy Advisory Services (Proprietary) Limited (registration number 1998/008151/07), a private company incorporated in South Africa, an approved BEE verification entity or agency whose address and contact details are shown in Annexure III;
"MWeb"	M-Web Holdings (Proprietary) Limited (registration number 1997/004269/07), a private company incorporated in South Africa, which is a wholly owned subsidiary of MCSA;
"Naspers"	Naspers Limited (registration number 1925/001431/06), a public company incorporated in South Africa and whose class of N ordinary shares with a par value of 2 cents per share are listed on the JSE and the NASDAQ Stock Market, Inc., and its subsidiaries and associates at the date of this prospectus;
"offer price"	the price at which the General Black Public is invited to subscribe for Phuthuma Nathi ordinary shares in Phuthuma Nathi, under the public offer, being R10,00 per Phuthuma Nathi ordinary share;
"Opening Date"	the opening date of the public offer, being Friday, 29 September 2006;
"Person" or "person"	includes a natural person, company, close corporation or other juristic person or corporate entity, charity, partnership, trust, joint venture, syndicate, "stokvel" or other association of persons or entities, and that person's legal representatives and successors;
"Phuthuma Nathi" or "the Company"	Phuthuma Nathi Investments Limited (registration number 2006/015187/06), a public company incorporated in South Africa (formerly named Main Street 446 (Proprietary) Limited);
"Phuthuma Nathi Ownership Certificate of Compliance"	as at any time, the certificate (in respect of the ownership element of BEE) issued by a recognised BEE rating agency (or another suitable person) appointed by MIH Holdings from time to time certifying (at the relevant time) any or all of the following:

(i) the direct and indirect shareholding of Phuthuma Nathi and the composition of its board of directors; and

(ii) whether or not Phuthuma Nathi constitutes a Black Company; |
"Phuthuma Nathi ordinary shareholders"	the registered and/or beneficial holders of Phuthuma Nathi ordinary shares;
"Phuthuma Nathi ordinary shares"	ordinary shares of R0,0000001 par value each in the share capital of Phuthuma Nathi;
"Phuthuma Nathi preference holders"	in relation to each Phuthuma Nathi preference share, the registered holder of such preference share for the time being, the first preference holder being MIH Holdings;
"Phuthuma Nathi preference shares"	variable rate, cumulative redeemable preference shares with a par value of R0,001 per share in the share capital of Phuthuma Nathi;

"Phuthuma Nathi preference shares subscription agreement"	the preference share subscription agreement, entered into between MIH Holdings and Phuthuma Nathi, in terms of which MIH Holdings shall subscribe for and Phuthuma Nathi shall allot and issue to MIH Holdings, Phuthuma Nathi preference shares;
"Post Office"	South African Post Office Limited (registration number 1991/005477/06), a public company incorporated in South Africa, wholly owned by the South African Government;
"Pref Threshold"	a variable number of Phuthuma Nathi preference shares determined pursuant to the articles. If the public offer is fully subscribed such Pref Threshold will initially be 13 501 Phuthuma Nathi preference shares;
"prime"	the publicly quoted basic rate of interest per annum at which the Reference Bank lends on unsecured overdrafts, compounded monthly in arrears and calculated on a 365 day year factor, irrespective of whether the year is a leap year or not;
"this prospectus"	this entire document and all annexures to it;
"proxy mechanism"	the proxy mechanism in respect of Phuthuma Nathi's votes at meetings of MCSA Holdings shareholders, as set out in the articles of Phuthuma Nathi;
"PSTC"	Phuthuma Nathi Share Transfer Committee;
"public offer"	an invitation to the General Black Public to subscribe for up to 45 000 000 Phuthuma Nathi ordinary shares;
"Rand" or "R"	the South African Rand, the official currency of South Africa;
"Reference Bank"	The Standard Bank of South Africa Limited or, if (and for so long as) The Standard Bank of South Africa Limited ceases to quote the prime rate, ABSA Bank Limited or, if (and for so long as) neither such bank quotes the prime rate, a registered South African bank which quotes a prime rate designated in writing from time to time by the majority of the Phuthuma Nathi preference holders;
"Registrar"	the Registrar of Companies;
"Sale Shares"	up to a maximum of 45 000 000 MCSA Holdings ordinary shares at a price of R50,00 per share;
"SARS"	the South African Revenue Service;
"SENS"	the Securities Exchange News Service of the JSE;
"similar or higher BEE status/rating"	in relation to the transfer or proposed transfer of any Phuthuma Nathi ordinary shares by a Black Participant, means that any proposed transferee shall have a BEE status/rating (determined in accordance with the BEE Legislation then in force) which is at least equal to or higher than the BEE status/rating of the proposed or actual transferor of such ordinary shares, so that no decrease in BEE status/rating of the measured enterprise (or any component of such BEE status/rating) results from such transfer or proposed transfer;
"South Africa"	the Republic of South Africa;
"SuperSport"	SuperSport International Holdings Limited (registration number 1997/004203/06), a public company incorporated in South Africa and which is 29,98% directly held by MCSA and 3,81% directly and 26,33% indirectly through MNH by Naspers, the shares of which are indivisible linked units with M-Net shares;
"Trading Market"	the mechanism which MIH Holdings will use its best commercial endeavours to establish, acting through the PSTC, or its agents, which will facilitate trading in Phuthuma Nathi ordinary shares after the expiry of the Minimum Investment Period, and which is to be administered by PSTC, or its agents, as contemplated in the MCSA Holdings Shareholders Agreement, and further determined by MIH Holdings in its sole discretion;

"Transaction Documents"	all the written agreements entered into or to be entered into by, *inter alia*, MCSA Holdings, MIH Holdings, MCSA and/or Phuthuma Nathi in relation to the MCSA Empowerment Transaction, together with all the written documents in relation to the MCSA Empowerment Transaction under which the MCSA Holdings and/or Phuthuma Nathi, in any way has/have rights and/or obligations (as the case may be), and includes the Constitutional Documents and the memorandum and articles of association of MCSA Holdings;
"transfer secretaries and administrator"	Link Market Services South Africa (Proprietary) Limited (registration number 2000/007239/07), a private company incorporated in South Africa;
"Trigger Event"	the events and circumstances set out in the Phuthuma Nathi preference shares subscription agreement and the articles (a summary of which appears in paragraph 5.7.2 on page 25 of this prospectus) upon which, principally, Phuthuma Nathi preference holders will become entitled to vote at meetings of the Company, may call for the early redemption of Phuthuma Nathi preference shares and may take other steps to give effect to these rights; and
"Verify Solutions"	Verify Solutions (Proprietary) Limited (registration number 2002/024918/07), a private company incorporated in South Africa, an approved BEE verification entity or agency whose address and contact details are shown in Annexure III.

Definitions and interpretations used in this prospectus are contained on pages 11 to 18.

1. **INTRODUCTION AND PURPOSE OF THE PUBLIC OFFER** [7]

On or about 26 September 2006, Naspers will announce the MCSA Empowerment Transaction, which is intended to result in the purchase by Phuthuma Nathi of up to a maximum of 45 000 000 MCSA Holdings ordinary shares, the holding company of MCSA.

Phuthuma Nathi is a company whose sole objective is to buy and hold MCSA Holdings ordinary shares for the benefit of its shareholders, being the Black Participants in the MCSA Empowerment Transaction.

A key element of the MCSA Empowerment Transaction is the subscription for Phuthuma Nathi ordinary shares by the General Black Public. The prospectus is made available to potential Black Participants in the MCSA Empowerment Transaction to invite them to subscribe for Phuthuma Nathi ordinary shares. The purchase price of the Phuthuma Nathi ordinary shares is fully described in paragraph 3 on page 19 of this prospectus.

2. **MECHANICS OF THE MCSA EMPOWERMENT TRANSACTION**

The MCSA Empowerment Transaction will be implemented as follows:

- for each Phuthuma Nathi ordinary share with a subscription price of R10,00 subscribed for in terms of this prospectus, MIH Holdings will sell to Phuthuma Nathi one MCSA Holdings ordinary share at a price of R50,00;

- the price per MCSA Holdings ordinary share is based on the underlying value of MCSA, the interest in MCSA being MCSA Holdings' only asset;

- the number of MCSA Holdings ordinary shares that can be sold by MIH Holdings is limited to a maximum of 45 000 000 MCSA Holdings ordinary shares; and

- for each MCSA Holdings ordinary share purchased at R50,00 per share, Phuthuma Nathi will finance it as follows:

  – the issue to Black Participants of one Phuthuma Nathi ordinary share at an issue price of R10,00 (i.e. 20% of the price payable for the MCSA Holdings ordinary share); and

  – the issue to MIH Holdings of four Phuthuma Nathi preference shares at an issue price of R10,00 per share (i.e. the shares amounting, in aggregate, to 80% of the price payable for one MCSA Holdings ordinary share).

3. **DETAILS OF THE PUBLIC OFFER**

3.1 **The public offer** [18(a)]

Class of Phuthuma Nathi ordinary shares on offer:	Ordinary
Par value per Phuthuma Nathi ordinary share:	R0,0000001
Offer price per Phuthuma Nathi ordinary share:	R10,00
Number of Phuthuma Nathi ordinary shares offered for subscription in terms of the public offer:	45 000 000

The Phuthuma Nathi ordinary shares issued and allotted pursuant to this prospectus will rank *pari passu* to each other and to existing issued Phuthuma Nathi ordinary shares, in all respects.

3.1.1 *Minimum subscription per applicant* [21]

The public offer is not dependent on Phuthuma Nathi receiving applications for the total 45 000 000 Phuthuma Nathi ordinary shares on offer. Accordingly, there is no overall minimum subscription requirement.

However, the minimum that a Black Participant can subscribe for is as follows:

	Minimum number of Phuthuma Nathi ordinary shares	Price per Phuthuma Nathi ordinary share	Minimum subscription payment per applicant
Black People and Black Groups	20	R10,0	R200,00

3.1.2 *Maximum subscription per applicant*

No Black Participant, together with its associates, may subscribe for or hold more than 4 500 000 Phuthuma Nathi ordinary shares (amounting to a maximum subscription of R45 000 000 per applicant and its associates) or 10% of the total issued ordinary share capital of Phuthuma Nathi, whichever is the lesser. While the Company will not allot or issue any Phuthuma Nathi ordinary shares to any one Black Participant which exceeds these limits, it is the sole responsibility of Black Participants to ensure that they, together with their associates, do not exceed these limits.

Please note: If the 10% maximum shareholding limit is breached, the defaulting shareholder/s will be required to sell their excess Phuthuma Nathi ordinary shares over and above the 10% maximum limitation to MIH Holdings AT THEIR PAR VALUE in accordance with the articles of Phuthuma Nathi.

3.1.3 *Allocation of the Phuthuma Nathi ordinary shares in terms of the public offer*

No specific allocation of Phuthuma Nathi ordinary shares on offer will be made to Black Participants. However, should valid applications be received for more than the offered Phuthuma Nathi ordinary shares, the basis of allocation will be subject to MIH Holdings' discretion but may be based on the preference provided for in the applicable BBBEE Legislation, provided that preference will be given firstly to Black Persons and thereafter to Black Groups who are preferred suppliers to MCSA, in preference to other Black Groups.

The process of allocating and issuing Phuthuma Nathi ordinary shares to subscribers should be completed within 30 business days after the Closing Date, and the applicants will then be notified of the number of Phuthuma Nathi ordinary shares allocated to them. Should delays occur in the allocation process, the Directors reserve the right to extend this initial 30 business days' period by no more than 14 business days.

If there is an over-subscription, excess monies will be refunded by electronic funds transfer within 30 business days of the Closing Date. Should delays occur in the allocation process, the Directors reserve the right to extend this initial 30 business days' period by no more than 14 business days. No interest will be paid on any monies refunded.

Applicants may therefore be allocated all, some or none of the Phuthuma Nathi ordinary shares for which they have applied.

3.2 Individuals or groups entitled to participate

Black People and Black Groups qualify to participate in the public offer.

The Directors reserve the right to verify that participants are Black People or Black Groups as defined in this prospectus. This is to ensure that only qualifying Black Participants are issued Phuthuma Nathi ordinary shares in terms of the public offer.

The following will be required from potential Black Participants:

3.2.1 *Application forms*

Applications in terms of the public offer for Phuthuma Nathi ordinary shares may only be made on and in terms of the application forms accompanying this prospectus. Applications to subscribe for Phuthuma Nathi ordinary shares in terms of the public offer must be made in accordance with the application procedure set out below:

a) Black People must:
- complete and submit the application form (yellow) included in this prospectus;

- submit a certified copy of the relevant pages from the applicant's South African Identity Document;

- if the number of Phuthuma Nathi ordinary shares the applicant is applying for is 20 000 or more Phuthuma Nathi ordinary shares, submit an affidavit confirming that he/she is a Black Person as defined;

- for applicants with an existing bank account, provide proof from the bank that the account is FICA compliant;

- for applicants without a bank account, open a new bank account at any bank (including the Post Office). To assist the bank to comply with the FICA requirements, applicants should submit proof of residence which can be either a copy of the latest water and/or electricity bill or a copy of a lease document. If the place of residence is not registered in the applicant's name, a copy of the water and/or electricity bill together with a letter of the registered resident confirming that such person resides with him/her must be submitted; and

- sign the declaration on the application form that he/she is a Black Person and a South African citizen.

b) Black Groups must:
- complete and submit the application form (blue) included in this prospectus;

- submit a copy of the certificate of incorporation (if applicable) or other comparable document evidencing its valid establishment. (For example, trustees must submit letters of authority issued by the Master of the South African High Court, and unincorporated associations must submit a copy of their constitution or deed of association);

- submit an affidavit confirming that the company or entity is a Black Company or Black Entity as defined;

- for Black Groups applying for 20 000 or more Phuthuma Nathi ordinary shares, submit a certified copy of the Initial BEE Ownership Certificate of Compliance, obtained specifically for the purpose of the MCSA Empowerment Transaction;

- submit a list of all of the natural persons who both directly or indirectly hold the beneficial interest in the Black Group, setting out a list of such persons' names, ID numbers, nationality, gender, racial group and effective percentage economic (and, if different, voting) interest held. If an effective interest in the Black Group is held by natural persons indirectly through a company or entity, a detailed organogram setting out the sequence of ownership is required; and

- sign the declaration on the application form that the Black Group is a Black Company or Black Entity incorporated or formed in South Africa.

3.2.2 Additional application forms

Application forms and further copies of this prospectus can be obtained during normal business hours from the registered offices of Phuthuma Nathi, MCSA and Link Market Services, whose addresses are set out in the "Corporate Information" section of this prospectus on the inside front cover and any Post Office branch.

The prospectus and the application forms can also be obtained on the internet at the following web address: www.multichoice.co.za

3.2.3 Application irrevocable

Applications will be irrevocable and may not be withdrawn once received at any Post Office branch.

3.2.4 Reservation of rights

The Directors reserve the right to accept or refuse any application or allocations, either in whole or in part, in such manner as they may, in their sole and absolute discretion, determine.

3.2.5 Receipts

For every application hand delivered and accepted at a Post Office branch, the teller will issue a receipt for the application form, payment and the supporting documents received. For applications received by post, a receipt will be posted (at the applicant's risk) to the applicant's postal address provided.

3.2.6 Submission of application forms

Applicants must submit the completed application form to their nearest Post Office branch together with the required documentation and payment as noted in paragraphs 3.2.1 and 3.2.7 on page 20 and 22 of this prospectus. The application form and required documents will be verified at the Post Office and may be rejected if the application form is not completed in full or if all the necessary documentation is not attached.

Alternatively, the completed application form can be submitted together with the necessary documents and a cheque or postal order by post, in a sealed envelope, marked "Phuthuma Nathi Investments Limited – ordinary share offer", to the following address:

Phuthuma Nathi
PO Box 10000
Pretoria
0001

All hand delivered applications must be received by the Post Office before the Closing Date, being 15:00 on 27 October 2006, and all applications delivered by post must be postmarked on or before the Closing Date and received by the Post Office on or before 15:00 on 3 November 2006. Application forms received after:

–   the Closing Date – in the case of hand delivery; or

–   7 days after the Closing Date (3 November 2006) – in the case of delivery by post,

will be disregarded. In addition any application form received which does not contain all the documentation required or which has not been completed in full will be rejected.

3.2.7 Payment

Phuthuma Nathi ordinary shares can be paid for as follows:

- by cheque or postal order, which must be attached to the application form. The cheque must be crossed "not transferable" with the words "or bearer" deleted, the words "Phuthuma Nathi" written on the back and drawn in favour of "SA Post Office" or "South African Post Office". In the event of the cheque being dishonoured, the application will be rejected; or

- by debit card, presented at the Post Office; or

- by cash, deposited at the Post Office; or

- by electronic funds transfer by calling 0860 11 62 26 (Phuthuma Nathi – call centre) for a reference number and account details and submit the application form together with the proof of payment and all requisite documents to the Post Office.

    Please note: Debit card and cash payments can only be used as a form of payment if the application forms are delivered by hand at the Post Office. Credit card payments will not be accepted.

    The Directors have the sole and absolute discretion whether to accept any payment made by an applicant through a different method as a valid payment for the purposes of the public offer.

3.2.8 Application monies

The amount payable in respect of the application for Phuthuma Nathi ordinary shares in terms of the public offer is payable in full in rands. All monies received in respect of applications for Phuthuma Nathi ordinary shares will be set apart by Phuthuma Nathi as a separate fund in a separate bank account. If there is an over-subscription or any of the applications are not accepted in full or in part for any other reason, excess monies will be refunded by electronic funds transfer within 30 business days of the Closing Date. Should delays occur in the allocation process, the Directors reserve the right to extend this initial 30 business days' period by up to 14 business days. No interest will be paid on any monies refunded.

3.2.9 Issue of Phuthuma Nathi ordinary shares and rights attached to the issued Phuthuma Nathi ordinary shares

Phuthuma Nathi ordinary shares subscribed for in terms of this prospectus will not be issued at the expense of Phuthuma Nathi. All Phuthuma Nathi ordinary shares issued will be allotted and issued subject to the provisions of the articles.

4. TAX CONSEQUENCES

In terms of the existing Income Tax Act, any gains derived by Phuthuma Nathi ordinary shareholders on the disposal of Phuthuma Nathi ordinary shares after the Minimum Investment Period will be subject to the normal rules of taxation. This includes capital gains tax and income tax, depending on various factors such as that Phuthuma Nathi ordinary shareholder's intention at the date of subscription and on disposal of Phuthuma Nathi ordinary shares. Black Participants should seek professional advice prior to subscribing for shares to fully understand the taxation obligations and consequences arising from the subscription and future sale of Phuthuma Nathi ordinary shares in view of their personal circumstances.

In terms of the existing Income Tax Act, ordinary dividends received by Phuthuma Nathi ordinary shareholders from Phuthuma Nathi will be exempt from tax in their hands. Corporate shareholders (companies) will be entitled to a corresponding secondary tax on companies credit in respect of such dividends.

5. INFORMATION RELATING TO PHUTHUMA NATHI

5.1 Name, address, incorporation and history [1(a), 1(b), 6(a)(i) and 6(d)]

Phuthuma Nathi is a public company incorporated in South Africa on 19 May 2006 which has as its registered and business address at 251 Oak Avenue, Ferndale, Randburg, 2194. Prior to the implementation of the public offer, Phuthuma Nathi will be a wholly owned subsidiary of MIH Holdings. The shares of Phuthuma Nathi will not be listed on any stock exchange.

5.2 Nature of business [6(b) and 23]

Phuthuma Nathi's sole objectives are to:

(i)   enter into the Transaction Documents;

(ii)   exercise its rights and perform its obligations under the Transaction Documents;

(iii)   carry on the main business of holding only MCSA Holdings ordinary shares, cash and such assets as are received or acquired solely by virtue of or in relation to the holding of MCSA Holdings ordinary shares; and

(iv)   receive and distribute dividends and other distributions in terms of the Transaction Documents.

5.3 Historical financial information [25, 6(f)(i)]

Phuthuma Nathi was only incorporated on 19 May 2006, therefore it has not completed its first year since incorporation. Consequently, the Company has not yet produced annual financial statements, therefore historical financial information for the Company is not available.

As Phuthuma Nathi's sole objective is to purchase and hold the MCSA Holdings ordinary shares, MCSA Holdings in turn holds the MCSA ordinary shares. The abridged historical financial information and accounts of MCSA have been provided in paragraph 6.5 on page 44 of this prospectus.

5.4 Prospects [6(i)]

Phuthuma Nathi's performance and prospects will, to a large degree, be dependant upon the performance of the underlying MCSA ordinary shares held through MCSA Holdings, the prospects of MCSA and movements in the prime rate. Black Participants are referred to MCSA's prospects as set out in paragraph 6.3 on page 41 of this prospectus as well as to the latest MCSA financial information disclosed in this prospectus.

Having considered these factors, the Board is of the opinion that Phuthuma Nathi's prospects are satisfactory.

5.5 Total equity capital to be raised by Phuthuma Nathi

The total equity capital to be raised by Phuthuma Nathi pursuant to the public offer will be a function of the number of shares applied for and issued to the General Black Public. Assuming that the full number of shares made available are applied for, allotted and issued, the total equity raised will be as follows:

Share type	Number of shares	Subscription price (R)	Estimated amount to be raised (R'million)
Phuthuma Nathi ordinary shares	45 000 000	10,00	450
Phuthuma Nathi preference shares	180 000 000	10,00	1 800
Total – as at the Implementation Date of the public offer			**2 250**

5.6 Dividends and other cash income received from MCSA Holdings and use thereof

Phuthuma Nathi, unless otherwise permitted by the Phuthuma Nathi preference holders and on the basis that Phuthuma Nathi is not in default, shall use the ordinary cash dividends and other cash income received from MCSA Holdings in the following order of priority as set out in the articles:

- firstly, Phuthuma Nathi shall pay or provide a reasonable amount from time to time, but not exceeding R50 000 per annum (escalating each year), for the costs, including income tax and/or capital gains tax and/or any other statutory costs payable by Phuthuma Nathi and expenses incurred, or to be incurred, by Phuthuma Nathi in the course of:

  - the day-to-day management and administration of Phuthuma Nathi; and

  - implementing the provisions of the Transaction Documents to which Phuthuma Nathi is party to;

- secondly, to the extent that funds remain available and subject to the discretion of Phuthuma Nathi preference holders, Phuthuma Nathi shall retain and on an approximately annual basis declare and pay an ordinary dividend to the Phuthuma Nathi ordinary shareholders equal to (unless otherwise directed by the Phuthuma Nathi preference holders) a maximum of up to 20% of the remaining available funds;

- thirdly, to the extent that funds remain available, Phuthuma Nathi shall declare and/or pay to Phuthuma Nathi preference holders, any preference dividends payable;

- fourthly, to the extent that funds remain available on each preference redemption date as set out in paragraph 5.7.3 on page 26 of this prospectus, redeem the Phuthuma Nathi preference shares.

Any special dividends or distributions received by Phuthuma Nathi from MCSA Holdings will be used firstly to pay preference dividends outstanding and then to the extent permitted or required, to redeem the Phuthuma Nathi preference shares.

Excess funds will be retained in the Company Collection Account for use as and when, and to the extent, permitted in terms of the articles.

The above priority of payments and restriction on the payment of ordinary dividends will cease to apply once the number of Phuthuma Nathi preference shares in issue has been redeemed to at or below the Pref Threshold.

5.7 Phuthuma Nathi preference shares [8(c), 16]

5.7.1 Details of the Phuthuma Nathi preference shares issued to MIH Holdings and the rights and privileges thereof

MIH Holdings has committed, through the Phuthuma Nathi preference shares subscription agreement, to provide preference share funding in an amount of up to R1 800 000 000 to Phuthuma Nathi to purchase MCSA Holdings ordinary shares and such additional funding as may be required to pay the expenses incurred by the Company in respect of the MCSA Empowerment Transaction. In other words, for each Phuthuma Nathi ordinary share subscribed for in terms of this public offer, MIH Holdings will subscribe for four Phuthuma Nathi preference shares at R10,00 per Phuthuma Nathi preference share.

Phuthuma Nathi preference dividends are ordinarily calculated daily at the rate of 75% of prime. However, if in the event that Phuthuma Nathi fails to pay a preference dividend in terms of the priority of payments, or fails to redeem the Phuthuma Nathi preference shares when required to do so, or otherwise defaults in respect of the Phuthuma Nathi preference shares, the amount in default will attract an accumulated dividend at the default rate of prime plus 2% until the default is cured. The Phuthuma Nathi preference dividends will also be increased, if necessary, to keep the net after tax return to Phuthuma Nathi preference holders the same in the event of:

(i)   any adverse change in law, regulation or practice (or interpretation or application thereof); or

(ii)   a change in the rate of tax; or

(iii)   the imposition of any tax, penalty or interest imposed on the Phuthuma Nathi preference holders should any allowances or deductions claimed by them in respect of their preference shareholding be disallowed, reversed or reduced; or

(iv)   should the Phuthuma Nathi preference holders be subject to any tax not taken into account in determining the initial net after tax return.

The Phuthuma Nathi preference dividends will also be decreased, if necessary, to keep the net after tax return to Phuthuma Nathi preference holders the same in the event of any favourable change in law, regulation or practice (or interpretation or application thereof) or rate of tax.

In terms of the Phuthuma Nathi preference shares subscription agreement and the Constitutional Documents, Phuthuma Nathi is not permitted to raise any other borrowings from third party funders.

5.7.2 *Trigger Events*

Trigger Events are defined in the articles and, broadly speaking, encompass the following:

- certain "insolvency" or credit default type events. These include:

    (i)   if Phuthuma Nathi is placed into provisional or final liquidation, or sequestration or judicial management or a resolution is passed or proposed therefore;

    (ii)   if Phuthuma Nathi makes, or attempts to make, or recommends, any general offer of compromise with its creditors; or

    (iii)   (unless steps to rescind the judgement, award or attachment order are initiated and expeditiously pursued) if a court judgement or arbitration award in an amount of R5 million or more is made against Phuthuma Nathi, or if any of its assets with an aggregate market value of R10 million or more are subjected to judicial attachment, and Phuthuma Nathi fails to procure that the order or judgment is rescinded or reversed, or the attachment order lifted, as the case may be, within 30 business days of such judgment, award or attachment order;

- if Phuthuma Nathi defaults under (or repudiates) any Transaction Document to which it is a party (including the articles), and fails to remedy the relevant default following notice from the majority of the Phuthuma Nathi preference holders;

- if any material adverse change (as defined in the articles) occurs in relation to Phuthuma Nathi which is not remedied following notice from the majority of the Phuthuma Nathi preference holders;

- if at any time it is or becomes unlawful for Phuthuma Nathi to perform or comply with all or any of its obligations under any Transaction Document to which it is a party, which obligations are or are deemed to be material, or any such obligations are not, or cease to be, legal, valid, binding and/or enforceable;

- if Phuthuma Nathi receives any notice of any proceedings at the instance of, or before, any court of law, governmental or quasi-governmental authority, having jurisdiction over it and/or its assets, which proceedings involve or are intended to result in Phuthuma Nathi being or becoming obliged to dispose of any of its assets having a value (individually or collectively) equal to or exceeding R100 000.

If any Trigger Event occurs, or Phuthuma Nathi fails, when required, to redeem a Phuthuma Nathi preference share in issue in full, the Phuthuma Nathi preference holders shall have the right:

- (under power of attorney) to sell all or any of the assets of Phuthuma Nathi including, but not limited to, the MCSA Holdings ordinary shares; and

- to solely administer the funds received on behalf of Phuthuma Nathi; and

- to vote at the meetings of Phuthuma Nathi, as further set out in paragraph 5.7.4 below.

5.7.3 Redemption rights and rights on deregistration, winding up or judicial management

Phuthuma Nathi preference shares are redeemable on any of the following preference redemption dates:

- after 10 years or such extended period as MIH Holdings may permit from the date on which the Phuthuma Nathi preference shares were subscribed for; or

- following a Trigger Event (at the instance of Phuthuma Nathi preference holders); or

- before three years and one day from the date of subscription out of available cash in the Company as stipulated in paragraph 5.6 on page 24 of this prospectus (at the instance of Phuthuma Nathi), such redemption being voluntary; or

- after three years and one day from the date of subscription out of available cash in the Company as stipulated in paragraph 5.6 on page 24 of this prospectus, such redemption being compulsory.

Phuthuma Nathi preference shares may not be redeemed (other than with the consent of the majority of the Phuthuma Nathi preference holders) to less than the Pref Threshold.

In the event of the deregistration, winding up or judicial management of Phuthuma Nathi, Phuthuma Nathi preference holders will be entitled to receive the outstanding amount owing on their preference funding from Phuthuma Nathi (as well as a fractional portion of the remaining residue), before Phuthuma Nathi ordinary shareholders can receive liquidation payments in respect of their Phuthuma Nathi ordinary shares.

5.7.4 Phuthuma Nathi preference shares voting rights

Phuthuma Nathi preference shares do not generally entitle the Phuthuma Nathi preference holders to vote at general meetings of Phuthuma Nathi.

However, in limited circumstances, Phuthuma Nathi preference holders are entitled to attend and vote at such meetings. Broadly speaking, these are:

- if (but only for so long as) Phuthuma Nathi is in default in paying any preference dividend or in redeeming any Phuthuma Nathi preference share which is required to be redeemed;

- if (but only for so long as) any Trigger Event has occurred; and/or

- if any resolutions are proposed in respect of certain matters as set out in the articles.

In addition, none of the following actions may be taken by the Company without the permission of, or special resolution by, the Phuthuma Nathi preference holders:

- any change to the terms of the Phuthuma Nathi preference shares;

- any reduction or variation in the share capital or stated capital of the Company (except as envisaged in the Phuthuma Nathi preference shares subscription agreement or the articles);

- any use of the share premium account other than to redeem the Phuthuma Nathi preference shares or other purposes permitted in the articles; and

- the creation or issue of any shares having rights ranking in priority to, or equally with, the Phuthuma Nathi preference shares.

5.7.5 Proceedings at the Company's meetings at which Phuthuma Nathi preference holders can vote

At and in respect of any such meetings of Phuthuma Nathi, the provisions of the articles in relation to the calling of such meetings and the voting of Phuthuma Nathi ordinary shareholders apply *mutatis mutandis* to the Phuthuma Nathi preference holders, provided that no resolution relating to certain matters as stated in the articles may be passed at any meeting of Phuthuma Nathi unless the majority of the Phuthuma Nathi preference holders have voted in favour of that resolution. At any meeting at which the Phuthuma Nathi preference holders are entitled to vote, the Phuthuma Nathi preference holders will, on a poll, be entitled to a vote for each preference share held by them equal to that portion of the total votes of the company which the nominal value of the Phuthuma Nathi preference share bears to the aggregate amount of all shares in issue by Phuthuma Nathi as required under section 195 of the Act. In respect of such matters, each Phuthuma Nathi ordinary share shall similarly entitle the holder thereof to a vote equal to that portion of the total votes of the Company which the nominal value of the ordinary share bears to the aggregate nominal amount of all shares in issue.

5.8 Operations of Phuthuma Nathi [6(b)]

Periodically, Phuthuma Nathi expects to receive ordinary dividends from its investment in MCSA Holdings. These ordinary dividends will be used for the purposes as set out in paragraph 5.6 on page 24 of this prospectus.

5.9 Acquisition of MCSA Holdings ordinary shares by Phuthuma Nathi

In terms of the MCSA Holdings sale and purchase agreement, Phuthuma Nathi will, using the funds raised from the issue of Phuthuma Nathi ordinary shares and preference shares, acquire the Sale Shares.

The Sale Shares are sold with effect on and as from the Implementation Date, from which date all risk in and benefits attaching to them will pass to Phuthuma Nathi.

The purchase price for each Sale Share is R50,00. Payment of the purchase price shall be made by Phuthuma Nathi to MIH Holdings, in cash, on the Implementation Date, by way of electronic transfer to the bank account specified by MIH Holdings in writing (free of exchange and bank commission and free of set-off or any other withholding or deduction and free of any levies, surcharge, sales tax, value-added tax, withholding tax or any other taxes, duties or imposts levied from time to time). Notwithstanding the aforegoing, MIH Holdings shall be entitled to set-off the subscription price of the Phuthuma Nathi preference shares against the payment of the purchase price.

5.9.1 *Warranties*

In terms of the MCSA Holdings sale and purchase agreement, MIH Holdings has given the following warranties to Phuthuma Nathi to the best of its knowledge and belief:

- it is and will be the sole registered and beneficial owner of the Sale Shares and will be reflected in the register of members of MCSA Holdings as the sole owner of the Sale Shares;

- it has the necessary power and authority to enter into and perform its obligations under the MCSA Holdings sale and purchase agreement;

- no person has, as at the Implementation Date, any right or option or right of first refusal to acquire any of the Sale Shares or to subscribe for or take up any of the unissued MCSA Holdings ordinary shares, nor are any of the Sale Shares subject to any lien or other preferential right; and

- MIH Holdings is entitled to dispose of the Sale Shares to Phuthuma Nathi and that upon delivery thereof to Phuthuma Nathi, Phuthuma Nathi will be the beneficial owner of the Sale Shares to the exclusion of all others.

MIH Holdings shall not be liable to Phuthuma Nathi for payment of damages in respect of any breaches of the warranties contained in the MCSA Holdings sale and purchase agreement, unless a claim is made in writing therefore on or before the first anniversary of the Implementation Date setting out such details as are available on the specific matter in respect of which the claim is made, including an estimate of the amount of such claim. The maximum liability of MIH Holdings for damages under this agreement, including but not limited to damages for breach of warranty, shall not exceed the purchase price actually paid to MIH Holdings for the Sale Shares.

5.9.2 *Co-operation and support*

Each of Phuthuma Nathi and MIH Holdings undertakes (at its own expense) to co-operate and assist the other, and to procure that MCSA Holdings does so as well, by providing the respective shareholders with such information, records and documents pertaining to MCSA Holdings as may be reasonably required from time to time by Phuthuma Nathi and/or MIH Holdings for accounting purposes and/or for the preparation and/or filing by the respective parties of any submissions to any relevant tax authorities or any other regulatory authorities from time to time.

5.10 **Material loans** [9 and 16]

As at the last practicable date, other than as disclosed in this prospectus, Phuthuma Nathi had no material loans outstanding.

5.11 **Dividends and dividend policy** [6(f)(ii), (iii) and (iv)]

As Phuthuma Nathi is a newly incorporated company, it has no dividend history.

It is intended that Phuthuma Nathi will, at the discretion of Phuthuma Nathi preference holders and in the manner as legislated in the articles, declare a maximum of up to 20% of the ordinary dividends received from MCSA Holdings to the Phuthuma Nathi ordinary shareholders for as long as the number of Phuthuma Nathi preference shares in existence exceeds the Pref Threshold. Accordingly, until such time as the Phuthuma Nathi preference shares in issue are redeemed to a level equal to or below the Pref Threshold, 80% of the dividends received from MCSA Holdings will be utilised to pay the preference dividend and (where permitted or required) to redeem the Phuthuma Nathi preference shares. (See paragraph 5.6 above)

Once the Phuthuma Nathi preference shares in issue are redeemed to a level equal to or below the Pref Threshold, the dividend policy will be determined by the Company.

5.12 **Share capital and share premium** [6(a)(ii), 6(a)(iii), 8(a), 8(c),10, 11 and 20(a)]

The table below shows the authorised and issued share capital of the Company at the last practicable date:

	R
Authorised share capital	
90 000 000 Phuthuma Nathi ordinary shares of R 0,0000001 each	9
360 000 000 Phuthuma Nathi preference shares of R 0,001 each	360 000
Total authorised share capital	**360 009**
Issued share capital	
1 Phuthuma Nathi ordinary share of R0,0000001 each	0,0000001
Nil Phuthuma Nathi preference shares of R0,001 each	–
Total issued share capital	**0,0000001**
Share premium	
On 1 Phuthuma Nathi ordinary share of R0,0000001 each	–
On Nil Phuthuma Nathi preference shares of R0,001 each	–
Total share premium	**Nil**

The following alterations have occurred to the share capital of Phuthuma Nathi prior to the date of issue of this prospectus [6(a)(ii) and 20(a)]:

- Phuthuma Nathi was incorporated with an authorised share capital of 1 000 ordinary shares with a par value of R1,00 per share;

- Phuthuma Nathi cancelled 991 authorised but unissued ordinary shares so that the authorised share capital comprised R9,00 divided into nine shares of R1,00 each;

- Phuthuma Nathi sub-divided its authorised ordinary share capital of 9 ordinary shares with a par value R1,00 each and issued ordinary share capital of R1,00 (divided into 1 ordinary share of R1,00) into 90 000 000 authorised ordinary shares with a par value of R0,0000001 each and 10 000 000 issued ordinary shares with a par value of R0,0000001 each;

- Phuthuma Nathi repurchased 9 999 999 ordinary shares with a par value of R0,0000001, resulting in the issued share capital comprising 1 ordinary share with a par value of R0,0000001;

- Phuthuma Nathi created 360 000 000 preference shares with a par value of R0,001 per share.

No shares have been issued by Phuthuma Nathi other than for cash prior to the date of issue of this prospectus [11].

No options or preferential rights in respect of Phuthuma Nathi ordinary shares have been granted by Phuthuma Nathi prior to the date of issue of this prospectus [10].

Save for the subscription by the subscriber for one ordinary share upon the incorporation of the Company, and transfer of such share to MIH Holdings, there have been no offers for subscription or sale of any shares of Phuthuma Nathi prior to the date of issue of this prospectus [6(a)(iii)].

5.13 Material changes [31]

Phuthuma Nathi was only incorporated on 19 May 2006 and has no previously published information relating to its assets, liabilities, financial and trading position.

Since the incorporation of Phuthuma Nathi on 19 May 2006 and, as at the last practicable date, Phuthuma Nathi has:

- been converted from a private company to a public company on 16 August 2006;

- undertaken the corporate actions referred to in paragraph 5.12;

- the right to purchase up to 45 000 000 MCSA Holdings ordinary shares at a price of R50,00 per share;

- approval to issue up to four times the ordinary shares to be issued in terms of the public offer, being 180 000 000 Phuthuma Nathi preference shares at a price of R10,00 per preference share to MIH Holdings; and

- concluded the Transaction Documents to which it is a party and adopted the Constitutional Documents.

No material changes other than those mentioned above have taken place between the date of incorporation and the date of this prospectus.

5.14 Adequacy of capital [22]

The Directors are of the opinion that, in the ordinary course of business:

- the working capital resources of Phuthuma Nathi will be adequate for its current and foreseeable future requirements, that is, for at least 12 months following the date of this prospectus; and

- the issued share capital of Phuthuma Nathi will be adequate for the purpose of its business for the foreseeable future.

5.15 Material contracts [16]

The only material contracts that have been entered into by Phuthuma Nathi are the following:

- the MCSA Holdings sale and purchase agreement;

- the Phuthuma Nathi preference shares subscription agreement; and

- the MCSA Holdings Shareholders Agreement.

These agreements are available for inspection at Phuthuma Nathi's registered offices as described in paragraph 8 on page 45 of this prospectus.

5.16 Other [6(c), 6(e)(i) and 6(e)(ii)]

As at the last practicable date, other than as stated in this prospectus, Phuthuma Nathi had no:

- subsidiary companies;

- immovable property (owned or leased); or

- material capital commitments, lease payments or contingent liabilities.

5.17 Constitutional Documents

5.17.1 General

The Constitutional Documents contain various provisions imposing restrictions upon the transfer of Phuthuma Nathi ordinary shares, as well as various other rights and/or obligations of Phuthuma Nathi ordinary shareholders. Pursuant to subscribing for the Phuthuma Nathi ordinary shares in terms of the public offer, all Phuthuma Nathi ordinary shareholders are deemed to have knowledge of these restrictions, rights and obligations, and hereby agree to be bound thereby.

The most important provisions include the following:

- Phuthuma Nathi has been established as a company with the main object of acquiring and holding MCSA Holdings ordinary shares;

- the powers of Phuthuma Nathi are limited to those which are strictly necessary as noted in the Constitutional Documents;

- Phuthuma Nathi is only entitled to own MCSA Holdings ordinary shares, cash and any asset received or acquired by Phuthuma Nathi as a result of its holding of the MCSA Holdings ordinary shares;

- Phuthuma Nathi is required to use its initial cash for the purchase of MCSA Holdings ordinary shares and its future cash for redeeming the Phuthuma Nathi preference shares and for paying the Phuthuma Nathi preference dividends and ordinary dividends;

- Phuthuma Nathi is prohibited from encumbering any of its shares in MCSA Holdings at any time (unless MIH Holdings agrees in writing);

- Phuthuma Nathi is prohibited from altering its share capital and from acquiring (buying back) any of its ordinary shares;

- during the Company Empowerment Compliance Period and/or as long as Phuthuma Nathi preference shares remain in issue, no payments may be made to Phuthuma Nathi ordinary shareholders unless such payment is permitted in accordance with the Transaction Documents (and particularly the Phuthuma Nathi preference shares subscription agreement and the articles).

5.17.2 Restrictions applicable to MCSA Holdings ordinary shares held by Phuthuma Nathi

Save as provided for under the Transaction Documents, Phuthuma Nathi may not at any time sell or encumber any MCSA Holdings ordinary shares held by it unless MIH Holdings has consented thereto in writing, in MIH Holdings' sole and absolute discretion, and MCSA Holdings may not accept and/or register the transfer of any MCSA Holdings ordinary shares by Phuthuma Nathi to any person unless MIH Holdings has so consented.

5.17.3 Restrictions applicable to the Phuthuma Nathi ordinary shareholders

MCSA is subject to the BBBEE Legislation. It may in the future also have empowerment conditions imposed as part of the terms of the licence application that MCSA will be applying for. Currently the communications sector legislation and regulations require a minimum equity shareholding. Any dilution of this equity will result in a breach of the license conditions and/or the regulations and for this reason, Phuthuma Nathi ordinary shares will not be allowed to list on any stock exchange.

MIH Holdings as a consequence must take steps to ensure that there is no dilution of the empowerment equity in Phuthuma Nathi. The following restrictions apply to Phuthuma Nathi ordinary shareholders.

5.17.3.1 Only Black Participants may apply for or hold Phuthuma Nathi ordinary shares.

5.17.3.2 Subsequent to the closing of the public offer, unless otherwise agreed between MIH Holdings and Phuthuma Nathi, all Phuthuma Nathi ordinary shares shall be required to be held in certificated form, with all share certificates to be deposited with Link Market Services for safekeeping.

Should any Phuthuma Nathi ordinary share at any time be held in uncertificated form (for whatever reason) despite MIH Holdings and Phuthuma Nathi having agreed otherwise, then:

- such Phuthuma Nathi ordinary share must be converted into certificated form within 14 days of receipt of a written notice from MIH Holdings to do so;

- for so long as such Phuthuma Nathi ordinary share is uncertificated, it may only be deposited with a CSDP approved of by MIH Holdings, provided that any mandate agreement with such a CSDP must recognise the restrictions imposed upon the transfer of Phuthuma Nathi ordinary shares as contained in the articles; and

- instructions may not be given to such a CSDP which would constitute or result in a contravention of the articles or the MCSA Holdings Shareholders Agreement.

5.17.3.3 Should any Phuthuma Nathi ordinary shareholder die, his or her Phuthuma Nathi ordinary shares may be transferred to his or her heir, provided however that such heir has at least a similar or higher BEE status/rating. Should the heir not have a similar or higher BEE status/rating, then the heir must transfer the relevant Phuthuma Nathi ordinary shares within six months of having taken possession of them, to an Eligible Ordinary Shareholder who is a Black Person. Should the heir fail to transfer the Phuthuma Nathi ordinary shares within this six month period this will result in the occurrence of a Phuthuma Nathi ordinary shareholder Default Event (as contemplated in paragraph 5.17.9 on page 34 of this prospectus). This paragraph applies equally to the involuntary sequestration or compulsory liquidation of a Phuthuma Nathi ordinary shareholder.

5.17.3.4 Please note that, pursuant to the provisions of the MCSA Holdings Shareholders Agreement, there is no restriction on MIH Holdings, its nominees or associates from acquiring and holding Phuthuma Nathi ordinary shares. Should MIH Holdings and/or its nominee/s and/or its associate/s at any time become the beneficial and/or registered holder/s of any Phuthuma Nathi ordinary shares, for whatever reason, MIH Holdings and/or its nominee/s and/or its associate/s are exempt from any and all of the provision of the MCSA Holdings Shareholders Agreement and the articles, regulating the transfer of Phuthuma Nathi ordinary shares and the restrictions upon the holding of such shares only by Black Participants.

5.17.3.5 *During the Minimum Investment Period:*
- No Phuthuma Nathi ordinary shareholder shall be entitled to sell or encumber any Phuthuma Nathi ordinary share held by it.

- Phuthuma Nathi shall at no time during this period accept and register the voluntary transfer of any Phuthuma Nathi ordinary share, save as permitted in terms of the articles.

5.17.3.6 *After the Minimum Investment Period but during the Company Empowerment Compliance Period:*
- Phuthuma Nathi ordinary shares may only be transferred to such eligible Black People or Black Groups having a similar or higher BEE status/rating.

- MIH Holdings shall establish the PSTC, the composition of which will be determined by MIH Holdings from time to time, to consider any proposed transfer of Phuthuma Nathi ordinary shares (including the transfer of beneficial ownership) and to verify the BEE status/rating of any proposed transferee.

- MIH Holdings, acting through the PSTC (or its agents), shall use its best commercial endeavours to facilitate the creation of the Trading Market for the purpose of facilitating trading in Phuthuma Nathi ordinary shares, subject at all times to the restrictions imposed upon the transfer of ownership of such Phuthuma Nathi ordinary shares in terms of the MCSA Holdings Shareholders Agreement and the articles.

- All proposed transfers of Phuthuma Nathi ordinary shares, whether to be effected on the Trading Market or otherwise, must be submitted to the PSTC with the following supporting documentation:

  (i) in respect of individuals, a copy of the relevant pages from the transferee's South African Identity Document, proof of residence and an affidavit signed by the proposed transferee confirming that the proposed transferee is a Black Person;

  (ii) in respect of Black Companies, a certified copy of their latest BEE Ownership Certificate of Compliance, a certified copy of their memorandum and articles of association, a certified copy of their share transfer register, and any other such documents as may be reasonably required by the PSTC; and

  (iii) in respect of Black Entities, a certified copy of any applicable constitutional or other such document, certified copies of the relevant pages of the South African Identity Documents of the trustees or representatives of the governing body of such entity (if any) and any other such documents as may be reasonably required by the PSTC.

- In considering any proposed transfer of Phuthuma Nathi ordinary shares, the PSTC (or its agent) shall, for the purposes of determining the BEE status/rating of any proposed transferee, be entitled in addition to requesting any additional documents as may be necessary, to also request that such transferee (at its own expense) provide a BEE Ownership Certificate of Compliance.

5.17.3.7 Black Participants are not and will not be entitled to enter into any agreement in terms of which their Phuthuma Nathi ordinary shares are used as security or encumbered in any other manner.

IF ANY PERSON CONTRAVENES ANY OF THESE RESTRICTIONS, MIH HOLDINGS SHALL BE ENTITLED TO REQUIRE SUCH PERSON TO SELL TO MIH HOLDINGS THE PHUTHUMA NATHI ORDINARY SHARES SUBJECT TO THE BREACH AT THEIR PAR VALUE.

5.17.4 Other restrictions applicable to the Phuthuma Nathi ordinary shareholders

5.17.4.1 No Phuthuma Nathi ordinary shareholder may at any time hold fewer than 20 ordinary shares nor beneficially, whether individually or together with its associates, at any time hold more than 10% of the total number of Phuthuma Nathi ordinary shares then in issue.

5.17.4.2 No Phuthuma Nathi ordinary shareholder shall at any time act in concert with any other Phuthuma Nathi ordinary shareholder in any matter pertaining to the voting of the Phuthuma Nathi ordinary shares at any meeting, or the voting of the MCSA Holdings ordinary shares by Phuthuma Nathi at any meeting of MCSA Holdings (in accordance with the proxy mechanism).

IF ANY PERSON CONTRAVENES THESE RESTRICTIONS, MIH HOLDINGS SHALL BE ENTITLED TO REQUIRE SUCH PERSON TO SELL TO MIH HOLDINGS THE PHUTHUMA NATHI ORDINARY SHARES SUBJECT TO THE BREACH AT THEIR PAR VALUE.

5.17.5 Membership

Only Black People and Black Groups eligible to become Phuthuma Nathi ordinary shareholders may be Phuthuma Nathi ordinary shareholders after the Closing Date.

Therefore, people or groups that make false declarations in respect of their BEE status/rating in the application forms shall be in breach of this provision and will be required to sell the Phuthuma Nathi ordinary shares allotted and issued to them to MIH Holdings at their **PAR VALUE**.

If, at the time of acquiring Phuthuma Nathi ordinary shares, groups qualify to be classified as Black Groups but subsequently change their shareholding or membership such that they no longer qualify to be classified as a Black Group, those groups will also be required to sell their Phuthuma Nathi ordinary shares to MIH Holdings at their **PAR VALUE**.

In addition, to the extent that, and for whatever reason (whether intentionally, negligently or accidentally), any Phuthuma Nathi ordinary share is held by or transferred to any Person who is not a Black Participant ("the Non-qualifying Shareholder"), such Phuthuma Nathi ordinary share shall:

- confer no right upon the Non-qualifying Shareholder to any dividend, distribution, or payment by virtue of the holding of that Phuthuma Nathi ordinary share, or to share otherwise in any economic benefit to which the ordinary shareholders are entitled by virtue of their holding Phuthuma Nathi ordinary shares;

- result in such Non-qualifying Shareholder being deemed, on the date on which such Phuthuma Nathi ordinary share was acquired by or transferred to such Non-qualifying Shareholder, to have ceded to MIH Holdings or its nominee any voting rights attaching to such Phuthuma Nathi ordinary share pursuant to the MCSA Holdings Shareholders Agreement or the articles and to have irrevocably appointed MIH Holdings or its nominee as proxy for the voting of such voting rights; and

- pursuant to the aforesaid cession of voting rights, result in MIH Holdings or its nominee being entitled to vote such Phuthuma Nathi ordinary shares at any general meeting of MCSA Holdings in accordance with the proxy provisions as set out in the articles, and discussed in paragraph 5.17.6 below.

5.17.6 Voting rights in respect of Phuthuma Nathi ordinary shares

Each Phuthuma Nathi ordinary share shall represent a right to a single vote at the general meetings of MCSA Holdings as proxy on behalf of Phuthuma Nathi. That is, initially, each Phuthuma Nathi ordinary share shall represent one MCSA Holdings ordinary share as held by Phuthuma Nathi. If for any reason these proportions should change and there is no longer parity between the Phuthuma Nathi ordinary shares in issue and the MCSA Holdings ordinary shares held by Phuthuma Nathi, then Phuthuma Nathi ordinary shareholders shall be entitled to so many votes at the general meetings of MCSA Holdings ordinary shareholders in proportion to the Phuthuma Nathi ordinary shares that such shareholder holds.

5.17.7 Share certificates

Any person who beneficially holds Phuthuma Nathi ordinary shares shall be entitled to a certificate specifying the number of shares of which it is issued. All share certificates issued to Phuthuma Nathi ordinary shareholders shall, during the Company Empowerment Compliance Period:

• be endorsed as follows:

"This certificate and the shares represented hereby are transferable only in compliance with the provisions of the MCSA Holdings Shareholders Agreement, as amended from time to time, a copy of this certificate is on file with the Company Secretary of Phuthuma Nathi Investments Limited and in the specific circumstances contemplated in the memorandum and articles of association of the Company, a copy of which is on file with the Company Secretary of Phuthuma Nathi Investments Limited. Restrictions also apply to the transfer of all and any rights in and to the shares and to the granting of any encumbrances over the shares"; and

• be retained and held by Link Market Services. Such share certificates shall only be released, if necessary, for the purposes of implementing any transfer permitted in terms of the Transaction Documents and the articles on the basis that once such transfer is implemented, all share certificates resulting from such transfer are retained and held by Link Market Services.

5.17.8 The Phuthuma Nathi Ownership Certificate of Compliance

5.17.8.1   Phuthuma Nathi and each of Phuthuma Nathi ordinary shareholders acknowledge the importance to MCSA and MIH Holdings of, *inter alia*, demonstrating the successful implementation of the MCSA Empowerment Transaction to stakeholders in MIH Holdings and MCSA as well as to the relevant authorities. Accordingly, they acknowledge and accept that MIH Holdings will from time to time (and at least once a year) be entitled to request from Phuthuma Nathi at its sole discretion and in writing the preparation and issue of the Phuthuma Nathi Ownership Certificate of Compliance.

5.17.8.2   Phuthuma Nathi must, for so long as the MCSA Holdings Shareholders Agreement remains in force, fully co-operate with and assist MIH Holdings and its representatives by providing them with access to all information and records which are in its possession or which it may be entitled and/or obliged to keep in its possession or to require to be placed in its possession, within 10 business days of a written request therefor from MIH Holdings or such representatives, for purposes of enabling MIH Holdings to obtain the issue of the Phuthuma Nathi Ownership Certificate of Compliance.

5.17.8.3   For the purposes of procuring the preparation of the Phuthuma Nathi Ownership Certificate of Compliance, MIH Holdings shall, in its sole and absolute discretion, be entitled to request Phuthuma Nathi in writing to procure a BEE Ownership Certificate of Compliance in respect of any Phuthuma Nathi ordinary shareholder from an approved BEE verification entity or agency, confirming the BEE status/rating of such Phuthuma Nathi ordinary shareholder, within 45 days of the receipt by Phuthuma Nathi of such written request. In addition, Phuthuma Nathi shall at any time be entitled to request any Phuthuma Nathi ordinary shareholder to procure a BEE Ownership Certificate of Compliance, and such Phuthuma Nathi ordinary shareholder shall be obliged to do so within 30 days of receipt of a written request to do so. The costs of procuring such a BEE Ownership Certificate of Compliance, whether requested by MIH Holdings or Phuthuma Nathi, shall be for the account of the Phuthuma Nathi ordinary shareholder concerned, or if such Phuthuma Nathi ordinary shareholder fails to meet such financial obligation, then for Phuthuma Nathi. Failure by the ordinary shareholder timeously to procure such a BEE Ownership Certificate of Compliance shall constitute a Phuthuma Nathi ordinary shareholder Default Event as contemplated in paragraph 5.17.9 on page 34 of this prospectus and shall trigger the call option right set out thereunder.

5.17.9 Call option in favour of MIH Holdings

5.17.9.1   If, at any time during the Company Empowerment Compliance Period, Phuthuma Nathi and/or any of Phuthuma Nathi ordinary shareholders:

> **5.17.9.1.1** commits an act, or there arises any event or circumstance (howsoever arising), which constitutes or results in a breach of certain specified provisions of the MCSA Holdings Shareholders Agreement, and fails to remedy this breach within 30 days of receiving written notice to do so; or

> **5.17.9.1.2** are, or any resolutions are proposed or taken for it to be wound up, liquidated, placed under judicial management or sequestrated, as the case may be, whether provisionally or finally; or

> **5.17.9.1.3** compromises or attempts to compromise with any one or more of its creditors generally or offers to do so,

these events being "Default Events", and, where Phuthuma Nathi has committed such Default Event, a "Phuthuma Nathi Default Event", or where a Phuthuma Nathi ordinary shareholder has committed such event, a "Phuthuma Nathi ordinary shareholder Default Event'' occurs, then:

> **5.17.9.1.4** as regards a Phuthuma Nathi ordinary shareholder Default Event:
>
> > MIH Holdings shall notify the relevant Phuthuma Nathi ordinary shareholder in writing thereof and request him or her to remedy that Default Event within 30 days. Should the Phuthuma Nathi ordinary shareholder fail to do so, then MIH Holdings shall be entitled, by giving written notice to the relevant Phuthuma Nathi ordinary shareholder to that effect, to require such Phuthuma Nathi ordinary shareholder to sell to MIH Holdings all of its Phuthuma Nathi ordinary shares or such lesser number thereof as would cure the breach, as MIH Holdings may elect (''the call shares''). The Phuthuma Nathi ordinary shareholder shall be obliged to sell the call shares at their par value;

> **5.17.9.1.5** as regards a Phuthuma Nathi Default Event:
>
> > to the extent that MIH Holdings becomes aware of such event (provided that in relation to a breach of the MCSA Holdings Shareholders Agreement, the Default Event potentially prejudices MCSA's ability to optimise its BEE rating under the BBBEE Legislation), MIH Holdings shall notify Phuthuma Nathi in writing thereof and request Phuthuma Nathi to remedy that Phuthuma Nathi Default Event within 30 days of receipt of such written request. Should Phuthuma Nathi fail to remedy such Phuthuma Nathi Default Event, then MIH Holdings shall be entitled, by giving a written notice, to require Phuthuma Nathi to sell to MIH Holdings its MCSA Holdings ordinary shares at their **fair market value less 20%.**

5.17.9.2   For the purposes of this call option, "fair market value" means the fair market value as agreed in writing between Phuthuma Nathi and MIH Holdings. Failing such agreement within 15 business days of either Phuthuma Nathi or MIH Holdings requesting in writing such agreement, then the fair market value shall be determined by way of final and binding expert determination. The expert shall be an investment bank with experience in the media and broadcasting industry, agreed to in writing by MIH Holdings and Phuthuma Nathi, and failing agreement within 10 days of the expiry of the aforementioned 15 day period, the expert (being an independent investment bank with experience in the media and broadcasting industry) shall be appointed by the South African Institute of Chartered Accountants at the written request of either MIH Holdings or Phuthuma Nathi. In determining such fair market value, the expert shall:

(i)   value the shares which MCSA Holdings holds in MCSA;

(ii)   value all the other assets and/or liabilities of MCSA Holdings (i.e. all MCSA Holdings' assets other than its equity interest in MCSA) on an appropriate basis;

(iii)   value Phuthuma Nathi's loan account (if any) outstanding at such time; and

(iv)   act as an expert and not as an arbitrator.

5.17.10 *Come-along right in favour of MIH Holdings*

If MIH Holdings receives an offer from a *bona fide* third party to purchase all MCSA Holdings ordinary shares in issue and all claims on loan account owing to MCSA Holdings ordinary shareholders, which MIH Holdings wishes to accept, then MIH Holdings shall be entitled to advise Phuthuma Nathi in writing of its intention to accept the offer and to require Phuthuma Nathi to sell all of its MCSA Holdings ordinary shares and shareholders' claims to the third party.

Phuthuma Nathi will be obliged to sell its MCSA Holdings ordinary shares and claims against MCSA Holdings to the third party on the terms offered by the third party to, and accepted by, MIH Holdings.

5.17.11 *Winding up*

If Phuthuma Nathi is wound up, the assets remaining after payment of the debts and liabilities (including the Phuthuma Nathi preference shares issued to MIH Holdings) of Phuthuma Nathi and the costs of the liquidation shall be applied as follows:

–   to repay to the Phuthuma Nathi ordinary shareholders the amounts paid up on the shares respectively held by each of them; and

–   the balance (if any) shall be distributed among the Phuthuma Nathi ordinary shareholders in proportion to the number of shares respectively held by each of them.

In the event of the deregistration, winding up or judicial management of Phuthuma Nathi, the Phuthuma Nathi preference holders will be entitled to receive the outstanding amount owing on their preference funding from Phuthuma Nathi (as well as a fractional portion of the remaining residue), before the Phuthuma Nathi ordinary shareholders can receive any liquidation payment in respect of their ordinary shares.

5.18 Directors and management [2(a) and 2(b)]

The number of Directors shall not be less than three and not more than fifteen. No Director is on a fixed-term contract. The Directors appointed prior to the issue of this prospectus must retire at the first AGM.

The Directors will ultimately be determined by the Phuthuma Nathi ordinary shareholders on the basis that at least two of the Directors will be independent non-executive Directors. In the interim and for the purpose of facilitating the MCSA Empowerment Transaction, Phuthuma Nathi has appointed the following four Directors:

Name:	Mandla Langa (chairman)
Date appointed:	4 August 2006
Business address:	251 Oak Avenue, Randburg, 2194
Qualifications:	BA, MA
Current position:	Consultant

Directorships:	Business and Arts South Africa (BASA), the Foundation for Global Dialogue (FGD), Institute for the Advancement of Journalism (IAJ), the Rhodes University School for Economic Journalism; Koketso Holdings (Pty) Ltd; Nation's Trust, Read Educational Trust, South African Screenwriters' Laboratory (SCRAWL).
Previous work experience:	Mandla was chair for ICASA for the period 1999 to 2005. Mandla has participated in various arts programmes and conferences through Africa. In 1980 he won the Drum story contest. In 1991 he was awarded the Arts Council of Great Britain Bursary for creative writing. A number of his works have been published. He has been editor-at-large of Leadership magazine, programme director for television at the SABC and has just completed his fourth novel, The Lost Colours of the Chameleon.
Name:	Francis Lehlohonolo Napo Letele
Date appointed:	4 August 2006
Business address:	251 Oak Avenue, Randburg, 2194
Qualifications:	B Sc Hons Electronics (University of Leeds, UK), MIEE, C Eng.
Current position:	MultiChoice Africa (Proprietary) Limited: chief executive officer
Directorships:	M-Web Holdings (Proprietary) Limited, MultiChoice Africa (Proprietary) Limited, MultiChoice Subscriber Management Services (Proprietary) Limited, Orbicom (Proprietary) Limited, SuperSport United Football Club (Proprietary) Limited.
Previous work experience:	Nolo Letele joined M-Net in 1990 and has held a number of senior positions within the MIH group. Prior to that he was a broadcasting engineer at the Lesotho National Broadcasting Service. Currently he is CEO of MultiChoice South Africa.
Name:	Stephan Joseph Zbigniew Pacak
Date appointed:	4 August 2006
Business address:	40 Heerengracht, Cape Town, 8001
Qualifications:	B Acc (University of the Witwatersrand), CA (SA)
Current position:	Naspers Limited: executive director
Directorships:	Naspers Limited, Media24 Limited, MIH Holdings Limited, Myriad International Holdings B.V., Electronic Media Network Limited, SuperSport International Holdings Limited.
Previous work experience:	Steve Pacak is the chief financial officer of the Naspers group. He joined the MIH group in 1988. He was appointed an executive director of Naspers in 1998.
Name:	John James Volkwyn
Date appointed:	4 August 2006
Business address:	251 Oak Avenue, Randburg, 2194
Qualifications:	B Comm (UCT), CA (SA)
Current position:	MIH Holdings Limited: chief executive officer pay-television platform
Directorships:	M-Net, MultiChoice Africa (Proprietary) Limited, MultiChoice Africa Limited, MultiChoice Investments (Proprietary) Limited, MultiChoice Subscriber Management Services (Proprietary) Limited.

Previous work experience:	Jim Volkwyn began his career with the Naspers group in 1993 as finance manager of M-Net. From 1996 to 1997, he was chief operating officer and finance manager of MultiChoice Africa. Subsequently, Mr Volkwyn was chief executive officer of MultiChoice Africa for three years, where he remains on the board of directors. In 2000, he was appointed chief executive officer of television operations.

5.19 Remuneration of Directors [2(c)]

Directors' remuneration will be determined by the Company in general meetings. The Directors will be refunded any out-of-pocket expenses incurred by them in conducting the Company's business provided such expenses are authorised by the Directors and are properly and reasonably incurred.

5.20 Borrowing powers of Directors [2(e)]

Subject to the Constitutional Documents, the Directors may exercise all the powers of the Company to raise or borrow money on behalf of Phuthuma Nathi. However, as per the Constitutional Documents, Phuthuma Nathi may not enter into debt or cash-raising agreements without the consent of MIH Holdings and/or in certain circumstances the majority of the Phuthuma Nathi preference holders.

5.21 Administration services [2(d)]

Certain administration services will be performed by MCSA or a third party that is procured to perform these services.

5.22 Interests of Directors [16(b), 17(a), 17(b) and 17(c)]

As at the last practicable date, none of the Directors held Phuthuma Nathi ordinary shares. However, any of the Directors who are Black Persons as defined are eligible to participate in the public offer. Other than as disclosed in this prospectus, the Directors have no material beneficial interests, directly or indirectly, in any transactions effected by Phuthuma Nathi in the current financial year. No sums have been paid or agreed to be paid to any of the Directors or to any associate of any of the Directors to induce him or her to be a director of Phuthuma Nathi or otherwise for services rendered by him or her to Phuthuma Nathi.

5.23 Corporate governance

5.23.1 Approach to Corporate Governance

The Board recognises that, as the core of Phuthuma Nathi's corporate governance system, it is ultimately accountable and responsible for the performance and affairs of the Company.

The Board is committed to the principles of openness, integrity and accountability as advocated by international corporate governance best practice and in particular in the King Report on Corporate Governance for South Africa 2002 ("King II"). The Directors recognise the need to conduct the business of the enterprise with integrity and in accordance with generally accepted corporate practices. This is required to be done within the scope of the rules set out in the articles.

5.23.2 The Board

Phuthuma Nathi has a unitary board structure comprising only non-executive Directors. Accordingly, the position of chairperson is a non-executive appointment.

Subject to the provisions of the Companies Act, and unless otherwise determined by a general meeting, the number of directors shall not be less than three, nor more than fifteen.

The Directors shall have power at any time and from time to time to appoint any person as a Director, either to fill a casual vacancy or as an additional Director. Any person appointed to fill a casual vacancy or as additional Director shall retain office only until the next following AGM of the Company and his appointment shall be subject to confirmation at such AGM. Notice of AGMs shall be sufficient to allow nominations of new directors to be sent to the Company's registered office from any part of South Africa.

Subject to the provisions of the Companies Act and the articles, the Company may by ordinary resolution remove any Director before the expiration of his period of office and may by ordinary resolution elect another person in his stead. The person so elected shall hold office during such time only as the Director in whose place he is elected would have held office.

The rotation of directors is in compliance with King II and satisfies continuity of the Board.

5.23.3 Board meetings

The Directors may meet for the dispatch of business, adjourn and otherwise regulate their meetings as they think fit. Three Directors shall form a quorum. A Director may at any time require the company secretary to convene a meeting of the Directors.

Questions arising at any meetings of the Directors shall be decided by a majority of votes. The chairman shall not have a second or casting vote.

A meeting of the Directors at which a quorum is present shall be competent to exercise all or any of the authorities, powers and discretions by or under the articles for the time being vested in or exercisable by the Directors generally.

5.23.4 Company secretary

All Directors have access to the advice and services of the company secretary, who is responsible to the Board for ensuring that Board procedures are followed. All Directors are entitled to seek independent professional advice about the affairs of the Company at the Company's expense. The company secretary is required to be appointed by the Board as a whole, which should satisfy itself that the appointee has the requisite attributes, experience and qualification(s) to properly discharge his/her duties. The company secretary should be subjected to a fit and proper test in the same manner as is recommended for new Director appointments.

5.23.5 Appointment of Directors by MIH Holdings

During the Company Empowerment Compliance Period, MIH Holdings is entitled to appoint, remove and replace two Directors.

These two Directors may:

– be nominated by MIH Holdings in its sole discretion;

– be entitled to vote on any matter under consideration by the Board, and in this regard shall each have one vote; and

– not be removed from the Board, whether in terms of section 220 of the Companies Act or otherwise, unless MIH Holdings approves of such removal in its sole and absolute discretion.

5.24 Risks relating to Phuthuma Nathi

Phuthuma Nathi's risks primarily relate to the performance of the underlying MCSA ordinary shares held indirectly by Phuthuma Nathi. Therefore, you should carefully consider the information relating to MCSA provided in this prospectus, as well as the risks related to MCSA's business as described in paragraph 6.4 on page 41 of this prospectus and the other information in this prospectus before making a decision to purchase Phuthuma Nathi ordinary shares. Although information has been provided herein in relation to Phuthuma Nathi ordinary shares, a prospective purchaser, having made enquiries, should use his own judgment and seek advice from an independent financial adviser as to the appropriate value of such Phuthuma Nathi ordinary shares. In considering whether to invest in Phuthuma Nathi ordinary shares, each investor should have regard to, *inter alia*, the following issues:

– the risks relating to MCSA's business as set out in paragraph 6.4 on page 41 of this prospectus;

– the possible lack of liquidity of Phuthuma Nathi ordinary shares due to the restrictive conditions on transferability as set out in paragraph 5.17.3 on page 30;

– the absence of tradability of Phuthuma Nathi ordinary shares during the Minimum Investment Period;

– the possible lack of liquidity of Phuthuma Nathi ordinary shares as they are not listed on any stock exchange and the fact that the market value thereof will not be readily available; and

– the interest rate risks in relation to the Phuthuma Nathi preference share dividends.

6. INFORMATION RELATING TO MCSA

MCSA's interest in M-Net/SuperSport is 29,98%. Naspers, through its 3,81% direct holding and 50% holding in MNH, effectively owns 30,14% of M-Net/SuperSport (without taking into account MCSA's 29,98% stake).

Naspers has agreed to sell, subject to the fulfillment of certain conditions precedent, its direct and indirect interests in M-Net/SuperSport to MCSA. It is intended that such a sale would be at a fair market value, as determined or confirmed by an independent merchant bank, and will be subject to the relevant corporate and regulatory approvals. It is further anticipated that the financing of such a transaction will be provided directly or indirectly by Naspers by way of preference shares or loans, or a combination of the two. For this purpose, MCSA has already created the necessary preference shares and the board of directors of MCSA has been given the authority to issue these preference shares for such purposes.

The following section contains an overview of MCSA as well as MWEB, M-Net and SuperSport.

6.1 Profile and nature of business

6.1.1 MCSA operations

MCSA provides premium television entertainment through its *DStv* bouquets to some 1 million subscribers in South Africa.

Operations include subscriber management services and digital satellite television platforms broadcasting over 70 video and over 60 audio channels. Included are seven data channels with interactive television offerings.

Direct-to-home services: MCSA has terrestrial analogue and digital direct-to-home satellite television platforms. Via satellite the company offers global channels and packages them along with local channels originating in the countries in which it operates, to form a bouquet of compelling entertainment for subscribers.

MCSA's operations include the following:

- packaging and promotion of pay-television services;

- contracting channels from various broadcasters and selling them to the public;

- providing programme guides (both printed and electronic) to subscribers;

- operating a call centre for subscriber care;

- receiving payments from subscribers; and

- co-ordinating the supply and servicing of decoders.

Satellites: MCSA operates the PAS 7 for Ku band coverage of Southern Africa. The Ku band requires smaller satellite dishes than other bands, allowing for easier consumer adoption of satellite television technology.

Always something new: MCSA has embarked on a new era of digital satellite broadcasting with further enhancements to interactive services. MCSA does extensive research, development and experimentation.

By introducing a digital platform and acquiring the best channels, built around compelling and premium movie and sports channels, MCSA has succeeded in continuously adding value for subscribers and businesses in South Africa.

DStv Compact, aimed at the emerging market, brings the thrill of 16 carefully chosen channels. This bouquet, offered at approximately half the face price, opens up digital satellite television to a new market.

In the quest to acquire the highest quality television product, it has been MCSA's aim to ensure a choice of programming that is relevant to subscribers. This undoubtedly creates a more appealing service.

MCSA also encourages the creation of African oriented channels. Currently *Summit TV* (a business and lifestyle channel), *SABC Africa* (entertainment, news and sport) and *Channel O* (the only 24-hour music channel made in Africa) are all available on the *DStv* premium bouquet.

6.1.2 M-Net/SuperSport

M-Net/SuperSport continue to deliver premium thematic channels and exclusive content to the growing subscriber base of MCSA. M-Net provides premium entertainment channels and SuperSport provides sports channels carried by MCSA on their pay-television platforms in South Africa.

M-Net's television channels are delivered to subscribers via analogue terrestrial and digital satellite distribution. The existing analogue system, which broadcasts the main *M-Net* entertainment channel and *Community Services Network* (CSN) channel, has been in operation for 20 years. *M-Net* has expanded into the rest of Africa, including Namibia, Botswana, Ghana, Nigeria, Angola and Kenya.

M-Net has output deals with film and television studios, enabling it to screen quality movies, series and miniseries. M-Net compiles channels such as *M-Net, MNet Series, Big Brother Africa, Channel O, M-Net Movies 1* and *2, actionX, KTV, K-World, kykNET* and *MK89*. Most are broadcast across the African continent. These channels are carried on various satellite platforms operated by MCSA under the *DStv* brand.

SuperSport produces nine sports channels for distribution across sub-Saharan Africa. These comprise three primarily live 24-hour channels, including a dedicated pan-African football channel, a sports update channel, a 24-hour highlights channel, a dedicated interactive sports channel and three ad hoc sports channels, covering more than 100 different genres of sport. The football channel screens some South African Premier Football League and various Confederation of African Football games, extensive live English Premier League games, Italian Series A and Bundesliga football. Coverage of South African and international cricket, rugby, golf and tennis are also offered on other SuperSport channels. The *SuperSport Zone* channel provides information, live scores and statistics on specific sporting events. SuperSport has recently launched a 3G mobile service to South African mobile service providers.

6.1.3 MWEB

MWEB provides the infrastructure for MCSA's interactive platform.

The South African internet market has consolidated rapidly since 1999. Currently there are approximately 1.7 million internet users and between 800 000 and 1 000 000 dial-up subscriber homes. Growth in the dial-up internet market has slowed. Broadband access has shown some growth in recent years and there are currently about 100 000 broadband ADSL users in South Africa.

M-Web had approximately 324 000 dial-up subscribers and 19 000 broadband ADSL subscribers at March 31 2006.

In July 2006, Media24 merged its digital arm with M-Web Studios, a division for the development of web-based services, to create 24.com. In addition to carrying content from the existing 24.com niche interest sites, the portal will have several new tools and services, including locally relevant web search technology, free web-based e-mail, instant messaging, photo albums, blogs, other social networking tools and online shopping.

6.2 Group structure



* Effective indirect holding via MNH.

6.3 Current prospects

MCSA is constantly researching new opportunities, and is currently conducting the following trials:

- broadband video on demand (VOD) to selected households via the telephone line (IPTV technology). This opens up the possibility of launching a VOD service, which will complement the current DStv offering;

- television to mobile handsets: A trial is running whereby DStv channels are transmitted to a number of trial DVB-H phones. When fully developed, this technology will make it possible for viewers to watch TV channels on mobile services;

- MCSA is also experimenting with High Definition television;

MCSA has improved the quality and capabilities of decoders over the past and will continue to do so in the future. For example in 2003 it launched the World's first Dual View decoders which allowed DStv households to view two different channels simultaneously. Recently the Personal Video Recorder (PVR) decoder was launched, which promises to usher in a new era in television viewing.

6.4 Risks relating to MCSA

All companies, MCSA included, face risks in operating their businesses and can never guarantee future financial performance. Some of the key risks MCSA faces are indicated below. Should any of these arise, they could adversely effect MCSA operations or financial performance.

Competition: MCSA operates in highly competitive and rapidly changing industries

Pay television: Although MCSA is currently the leading provider of pay-television services in South Africa, MCSA competes directly with both state owned and private national free-to-air broadcast networks and regional and local broadcast stations for audience share, programming and advertising revenue. It also competes in the provision of services to the consumer with motion picture theatres, video rental stores, mobile telephones, gaming and other entertainment and leisure activities. The communications sector regulator has issued an invitation to apply for new satellite subscription licenses, which may lead to increased competition. MCSA cannot determine the nature or extent of future competition. In addition, the sale of DVD's as well as broadband and wireless internet companies providing digital pay-television content may over time erode MCSA's pay-television subscriber base.

Internet: The market for internet access, communication, portal and related services is highly competitive. MWEB anticipates that competition will continue to intensify as the use of the internet grows. The South African internet market is characterised by an increasing number of entrants. M-Web's competitors may have longer operating histories and greater financial, marketing and personnel resources and better recognised brand names than M-Web.

Subscriber levels: Pay-television business in South Africa is relatively mature. Steady or declining subscriber levels may prevent further growth of MCSA's businesses. MCSA may face difficulties in maintaining or growing the number of subscribers. Higher levels of churn and decreasing subscriber numbers may be caused by competition from other sources competing for discretionary income, economic and other local difficulties, the loss of programming content and seasonality associated with the markets in which MCSA operates. Increases in prices can also lead to lower profitability.

Advertising revenue: A portion of MCSA's revenue is generated by advertising revenues. A reduction in demand for advertising may adversely affect MCSA's business and revenues. Advertising revenues are cyclical and dependent upon general economic conditions. Traditionally, spending by companies on advertising and other marketing activities, and hence MCSA's advertising revenue, significantly decreases in times of economic slowdown. In particular, MCSA's advertising revenues are subject to risks arising from adverse changes in domestic and global economic conditions and fluctuations in consumer confidence and spending. These may decline as a result of factors outside of MCSA's control, such as acts of war or an unstable economic environment. Global economic downturns and declining business activity of MCSA's advertisers could in the future adversely affect MCSA's results of operations.

Technological changes: MCSA's business environment is subject to rapid technological change which could render MCSA's products and services obsolete or less competitive.

The rate of technological change in the pay-television and internet industries is rapid compared to other industries. Trends such as the migration of television from analogue to digital transmission and the convergence of television, the internet, mobile telephones and other media, are creating an unpredictable environment. New technologies or industry standards have the potential to replace or provide lower-cost alternatives to products and services sold by MCSA. MCSA may be required to continue to invest significant resources to further adapt to changing technologies, markets and competitive environments.

Internet related business: MCSA's investment in internet related business may not produce positive returns. MCSA through M-Web has invested, and will continue to invest, significant amounts to develop and promote its internet initiatives and electronic platforms. The provision of products and services over the internet and otherwise in electronic form is highly competitive and is in relatively early stages of development. MCSA may experience difficulties developing this aspect of its business due to a variety of factors, many of which are beyond MCSA's control. These may include:

– acceptance of MCSA's s internet initiatives and related electronic platforms by customers;

– competition from comparable and new technologies;

– government regulation and control of the content and medium;

– customers not accepting the internet and electronic media; and

– failures with data networks and infrastructures upon which MCSA depends.

Moreover, MCSA relies on third parties for the provision of local and international bandwidth.

Software and hardware systems: MCSA's business relies on software and hardware systems that are susceptible to failure. Interruptions to the availability of MCSA's internet services or increases in the response times of MCSA's services caused by the failure of MCSA's software or hardware systems could reduce the amount of internet traffic and MCSA's attractiveness to advertisers and consumers.

MCSA is also dependent upon web browsers, telecommunication systems and other aspects of the internet infrastructure that have experienced system failures in the past. MCSA's operations are susceptible to outages due to fire, floods, power loss, telecommunications failures, break-ins, industrial actions and similar events. Despite network security measures, MCSA's servers are vulnerable to computer viruses, break-ins and similar disruptions from unauthorised tampering with its computer systems.

Television programming: MCSA's business may suffer if it cannot obtain attractive programming or if the cost of television receivers increases. The continued success of MCSA's pay-television business depends upon its ability to obtain attractive movie, sports and other programming on commercially reasonable terms. For most of the programming, MCSA contracts with suppliers who in turn purchase programming from content providers. Some of MCSA's premium programming is sourced by M-Net/SuperSport.

MCSA's film studio and sport programming contracts were up for renewal from time to time. In the event the supply contracts or underlying programming arrangements are not renewed or are cancelled, MCSA will be required to seek alternative programming from other sources. MCSA cannot be sure whether alternative programming would be available on commercially reasonable terms or would appeal to MCSA's subscribers. MCSA's business strategy also depends on its ability to offer attractive programming on an exclusive basis. Increased competition will make it more difficult to maintain exclusive rights to programming.

MCSA's growth depends in part upon its ability to attract new pay-television customers. Many new customers are required to purchase the equipment necessary to receive MCSA's broadcasts. The cost of this equipment may discourage potential subscribers, and MCSA's market penetration and growth may be impeded if the cost of this equipment increases.

Satellite failures: MCSA's digital programming is transmitted to its customers through different satellites around the world, and in some regions MCSA's terrestrial analogue signal is also transmitted to regional broadcast points through satellites. In addition, MCSA receives a significant amount of its programming through satellites. Satellites are subject to risks. These include defects, launch failure, incorrect orbital placement and destruction and damage that may prevent or impair proper commercial operations. All satellites have limited useful lives, which vary as a result of their construction, the durability of their components, the capability of their solar arrays and batteries, the amount of fuel remaining once in orbit, the launch vehicle used and the accuracy of the launch.

The operation of satellites is beyond MCSA's control. Future failures or disruption of the transmissions of satellites that are already operational could adversely affect MCSA's operations. Some satellites used by MCSA's pay-television operations have experienced technical failures in the past. In addition, MCSA's ability to transmit its programming following the end of the expected useful lives of the satellites MCSA currently uses and to broadcast additional channels in the future will depend upon rights to utilise transponders on other satellites. In the event of a satellite failure, MCSA would need to make alternative arrangements for transponder capacity. MCSA cannot be sure that it could obtain alternative capacity on commercially reasonable terms or at all. In the event that MCSA has to obtain alternative transponder capacity, it could customers to realign their satellite dishes to receive the broadcasting signals, which could prove impractical and expensive.

Disruptions to programming signals: MCSA faces the risk that its programming can be accessed by unauthorised users. The delivery of subscription programming requires the use of encryption technology to prevent unauthorised access to programming, or "piracy". MCSA currently utilises encryption technology supplied by Irdeto Access. This encryption technology, to remain effective in preventing unauthorised access, needs to continually be updated with newer technology. MCSA will incur substantial expenditures to replace or upgrade its encryption technology in the future. Encryption technology cannot completely prevent all piracy, and virtually all pay-television markets are characterised by varying degrees of piracy that manifest themselves in different ways. In addition, encryption technology cannot prevent the illegal retransmission or sharing of a television signal once it has been decrypted. If MCSA fails to limit unauthorised access to its transmissions, its ability to contract for programming services could be adversely affected and it will lose subscribers who can then receive pirated signals.

Government regulations: Pay-television and internet operations are subject to governmental regulation and licensing requirements. Delays in obtaining or renewing any necessary regulatory approvals could adversely affect MCSA's ability. MCSA cannot predict the likely impact that any such action by applicable competition and regulatory authorities could have on the operation of its businesses.

Broadcast licence application: MCSA recently lodged its application for a broadcasting licence. The regulations applicable to this licence have been finalised. The process of evaluating and granting of the licence may take some time to conclude. At the conclusion of this process additional conditions may be imposed. The impact of these conditions will only be known at the time of granting of licence.

Intellectual property rights: MCSA's products contain intellectual property that is delivered through television and the internet. MCSA relies on trademark, copyright, trade secrets and other intellectual property laws as well as to employee and third-party non-disclosure agreements, to protect its proprietary rights in these products.

Even where the legal protection for MCSA's intellectual property rights is established, MCSA cannot assure you that its intellectual property rights will not be challenged, limited, invalidated or circumvented. Despite patent, trademark and copyright protection, third parties may copy, infringe or otherwise profit from MCSA's intellectual property rights without its authorisation. The lack of internet specific legislation relating to trademark and copyright protection creates a further challenge for MCSA to protect content delivered through the internet and electronic platforms. If unauthorised copying or misuse of MCSA's products were to occur to any substantial degree, MCSA's results of operations could be adversely affected. Litigation may be necessary to protect MCSA's intellectual property rights, which could result in costs and the diversion of MCSA's efforts.

Legal claims: The content MCSA makes available to customers through its pay-television and internet businesses could result in claims against it based on a variety of grounds, including defamation, negligence, copyright or trademark infringement, obscenity or facilitating illegal activities. In particular, MCSA expects that software developers will increasingly be subject to claims asserting the infringement of other parties' proprietary rights as the number of products and competitors providing software and services increases.

Any such claim, with or without merit, could result in costly litigation or might require MCSA to enter into royalty or licensing agreements. These agreements may not be available on terms acceptable to MCSA or at all. As a result of infringement claims, a court could also issue an injunction preventing the distribution of certain products. MCSA may incur costs defending these claims.

6.5 Historical financial information

Phuthuma Nathi has not completed its first financial year since incorporation and the Company has not yet produced annual financial statements and consequently historical information for Phuthuma Nathi is not available.

However to assist the reader to understand the information pertaining to the only asset of Phuthuma Nathi, abridged consolidated historical balance sheet, income statement and cash flow statement of MCSA for the two years ended 31 March 2006 and 2005 are set out below. Please refer to Annexure I of this prospectus for a summary of the MCSA's principle accounting policies.

6.5.1 A summary of the historical information of MCSA is as follows:

ABRIDGED BALANCE SHEETS at 31 March 2006 and 2005

	2006 R'000	2005 R'000
ASSETS		
Non-current assets	1 836 451	1 885 593
Current assets	1 030 554	1 874 783
Total assets	**2 867 005**	**3 760 376**
EQUITY AND LIABILITIES		
Total shareholders' interest	(926 875)	(1 634 991)
Minority interest	5 676	9 197
Total equity	**(921 199)**	**(1 625 794)**
Non-current liabilities	2 028 623	3 831 840
Current liabilities	1 759 581	1 554 330
Total equity and liabilities	**2 867 005**	**3 760 376**

ABRIDGED INCOME STATEMENTS for the years ended 31 March 2006 and 2005

	2006 R'000	2005 R'000
Revenue	6 296 902	5 236 209
Expenses	(4 579 120)	(3 950 411)
Operating profit	**1 717 782**	**1 285 798**
Finance costs – net	(127 741)	(238 581)
Share of equity-accounted investments	159 553	66 917
Profit before taxation	**1 749 594**	**1 114 134**
Taxation	(470 109)	(381 649)
Profit attributable to shareholders	**1 279 485**	**732 485**
Minority interest	(39 591)	(36 049)
Net income	**1 239 894**	**696 436**

ABRIDGED CASH FLOW STATEMENT for the years ended 31 March 2006 and 2005

	2006 R'000	2005 R'000
Net cash inflow/(outflow) from operating activities	1 897 306	1 166 377
Net cash generated/(utilised) in investing activities	(107 555)	(162 918)
Net cash utilised in financing activities	(2 279 521)	(705 007)
Net increase in cash and cash equivalents	**(489 770)**	**298 452**
Forex translation adjustments on cash and cash equivalents	(4 357)	701
Cash and cash equivalents at beginning of the year	1 005 716	706 563
Cash and cash equivalents at end of year	**511 589**	**1 005 716**

Notes:

Subsequent to the 2006 financial year, MCSA intends to dispose of its operations in Namibia and Botswana to MIH Holdings. The effect of this transaction on the financial statements for 2006 is considered immaterial as the earnings for 2006 that are attributable to these operations are only R66 million. Also, the carrying value of the assets for these operations as reflected on the 2006 balance sheet is only R72 million. For this reason, *pro forma* financial statements incorporating adjustments for this post balance sheet event have not been prepared.

6.6 Dividend policy

The MCSA dividend policy takes account of the MCSA group's underlying performance, the opportunities for profitable investments, retained profits and also to maintain an appropriate level of reserves.

6.7 Directors' interests in the MCSA Empowerment Transaction

Other than as disclosed in this prospectus, the directors of MCSA do not have any material beneficial interests, either directly or indirectly, in the MCSA Empowerment Transaction. However, any of the black directors of MCSA are eligible to participate in the public offer and it is anticipated that they will do so.

7. OTHER INFORMATION

7.1 Interests of advisers and promoters [13 and 17(a)]

As at the last practicable date:

– the advisers to Phuthuma Nathi do not own Phuthuma Nathi ordinary shares; and

– MIH Holdings, as co-funder to Phuthuma Nathi, owned nil Phuthuma Nathi preference shares as the appropriate number will only be issued on the same day as Phuthuma Nathi ordinary shares are issued in terms of the MCSA Empowerment Transaction.

7.2 Preliminary expenses and issue expenses [15]

Phuthuma Nathi will not incur any costs in relation to this transaction. All costs incurred in connection with this transaction will be borne by MIH Holdings.

8. DOCUMENTS AVAILABLE FOR INSPECTION [16(a)]

Copies of the following documents will be available for inspection at the registered office of Phuthuma Nathi situated at 251 Oak Avenue, Ferndale, Randburg, 2194, during normal business hours from 29 September 2006, being the Opening Date of the public offer until 27 October 2006, being the Closing Day of the public offer:

• the Constitutional Documents;

• the MCSA Holdings sale and purchase agreement;

• the Phuthuma Nathi preference shares subscription agreement;

• MCSA Holdings Shareholders' Agreement;

• MCSA Sale Agreement;

• the consent letters from the advisers; and

• a signed copy of this prospectus.

9. PARAGRAPHS OF SCHEDULE 3 TO THE COMPANIES ACT WHICH ARE NOT APPLICABLE [50]

This prospectus complies with Schedule 3 of the Companies Act. The following paragraphs of Schedule 3 to the Companies Act are not applicable: 12, 14, 24, 26 to 30 and 32 to 48.

By and on behalf of each of the Directors namely:

M Langa   **F L N Letele**   **S J Z Pacak**   **J J Volkwyn**

ANNEXURE I

Accounting Policies for MCSA

The consolidated annual financial statements of the MCSA Group ("Group") are presented in accordance with, and comply with, International Financial Reporting Standards ("IFRS") and International Financial Reporting Interpretations Committee (IFRIC) interpretations issued and effective at the time of preparing these financial statements.

The policies are consistent with those adopted by the holding company Naspers and the detail summary of the policies are available on www.naspers.com under the heading Annual Financial Statements.

For the convenience of the reader, only some of the policies are listed below.

PRINCIPAL ACCOUNTING POLICIES

The consolidated financial statements are prepared according to the historic cost convention as modified by the revaluation of available-for-sale financial assets and financial assets and liabilities (including derivative instruments) at fair value through profit or loss.

(a) Basis of consolidation

Associated companies

Investments in associated companies are accounted for under the equity method. Associated companies are those companies in which the Group generally has between 20% and 50% of the voting rights, or over which the Group exercises significant influence, but which it does not control.

Equity accounting involves recognising in the income statement the Group's share of the associate's post-acquisition results net of taxation and minority interests in the associate. The Group's share of post-acquisition movements in reserves is accounted for in the reserves of the Group. The Group's interest in the associate is carried on the balance sheet at cost, adjusted for the Group's share of the change in post-acquisition net assets, and inclusive of goodwill and other identifiable intangible assets recognised on acquisitions. Where the Group's share of losses exceeds the carrying amount of its investment, the carrying amount of the investment as well as any loans to the associate are reduced to nil and no further losses are recognised, unless the Group has incurred obligations to the associate or the Group has guaranteed or committed to satisfy obligations of the associate. Unrealised gains and losses on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates, unless the loss provides evidence of an impairment of the asset transferred.

Joint ventures

The Group's interest in jointly controlled entities is accounted for by way of proportionate consolidation. The Group combines its share of the joint ventures' individual income and expenses, assets and liabilities and cash flows on a line-by-line basis with similar items in the Group's financial statements. The Group recognises the portion of gains or losses on the sale of assets by the Group to the joint venture that is attributable to the other ventures. The Group does not recognise its share of gains or losses from the joint venture that result from the purchase of assets by the Group from the joint venture until it resells the assets to an independent third party. However, if a loss on the transaction provides evidence of a reduction in the net realisable value of current assets or an impairment loss, the loss is recognised immediately.

(b) Property, plant and equipment

Property, plant and equipment are stated at cost, being the purchase cost plus any cost to prepare the assets for their intended use, less accumulated depreciation and any accumulated impairment losses. Cost includes transfers from equity of any gains/losses on qualifying cash flow hedges of foreign currency purchase costs. Property, plant and equipment, with the exception of land, are depreciated in equal annual amounts over each asset's estimated useful economic life. Land is not depreciated as it is deemed to have an indefinite life. Depreciation periods vary in accordance with the conditions in the relevant industries, but are subject to the following maximum limits:

Land and buildings:	50 years
Office equipment:	4 to 18 years
Furniture:	8 years
Computer equipment:	5 to 15 years
Vehicles:	5 years
Transmission equipment:	10 years

Major leasehold improvements are amortised over the shorter of their respective lease periods and estimated useful economic life.

(c) Leased assets

Leases of property, plant and equipment, except land, are classified as finance leases where, substantially all risks and rewards associated with ownership of an asset are transferred from the lessor to the Group as lessee. Assets classified as finance leases are capitalised at the lower of the fair value of the leased asset and the estimated present value of the underlying minimum lease payments, with the related lease obligation recognised at the estimated present value of the minimum lease payments. Bank rates are used to calculate present values of minimum lease payments. Capitalised leased assets are depreciated over their estimated useful lives, limited to the duration of the lease agreement.

Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in other long-term payables. The interest element of the finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Leases of assets under which substantially all the risks and rewards of ownership are effectively retained by the third-party lessor, are classified as operating leases. Operating lease rentals (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

(d) Goodwill and other intangible assets

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary, associate or joint venture at the date of acquisition. Goodwill on acquisition of subsidiaries and joint ventures is included in 'intangible assets'. Goodwill on acquisitions of associates is included in 'investments in associates'. Separately recognised goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. Impairment is determined by assessing the recoverable amount of the cash-generating unit to which the goodwill relates. Where the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognised.

Patents, brand names, trademarks, title rights, concession rights, software and other similar intangible assets acquired are capitalised at cost. Intangible assets with indefinite useful lives are not amortised, but tested annually for impairment and carried at cost less accumulated impairment losses. Intangible assets with finite useful lives are being amortised using the straight-line method over their estimated useful lives. The carrying amount of each intangible asset is reviewed annually and adjusted for impairment where the carrying amount exceeds the recoverable amount. The useful lives and residual values of intangible assets are reassessed on an annual basis. Amortisation periods for intangible assets with finite useful lives vary in accordance with the conditions in the relevant industries, but are subject to the following maximum limits:

Software   2 – 5 years

No value is attributed to internally developed trademarks or similar rights and assets. The costs incurred to develop these items are charged to the income statement in the period in which they are incurred.

(e) Inventory

Inventory is stated at the lower of cost or net realisable value. The cost of inventory is determined by means of the first-in-first-out basis or the weighted-average method. The majority of inventory is valued using the first-in-first-out basis, but for certain inventories with a specific nature and use which differs significantly from other classes of inventory, the weighed average is used. The cost of finished products and work-in-progress comprises raw materials, direct labour, other direct costs and related production overheads, but excludes finance costs. Costs of inventories include the transfer from equity of any gains or losses on qualifying cash flow hedges relating to inventory purchases. Net realisable value is the estimate of the selling price, less the costs of completion and selling expenses. Provisions are made for obsolete, unusable and unsaleable inventory and for latent damage first revealed when inventory items are taken into use or offered for sale.

(f)   Trade receivables

Trade receivables are carried at original invoice amount less provision made for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the carrying amount and the estimated recoverable amount.

(g)   Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. Cash and cash equivalents comprise cash on hand, deposits held at call with banks and investments in money market instruments with maturities of three months or less at the date of purchase. Certain cash balances are restricted from immediate use according to terms with banks or other financial institutions. For cash flow purposes, cash and cash equivalents are presented net of bank overdrafts.

(h)   Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost using the effective yield method; any difference between proceeds and the redemption value is recognised in the income statement over the period of the borrowings.

(i)   Foreign currencies

The consolidated financial statements are presented in Rand which is the Company's functional and presentation currency. However, the Group separately measures the transactions of each of its material operations using the functional currency determined for that specific entity, which in most instances, but not always, is the currency of the primary economic environment in which the operation conducts its business.

For transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges.

Translation differences on non-monetary items, such as equities held at fair value through profit or loss, are reported as part of the fair value gain or loss. Translation differences on non-monetary items, such as equities classified as available-for-sale financial assets, are included in the fair value reserve in equity.

(j)   Revenue recognition

Product sales

Sales are recognised upon delivery of products and customer acceptance, net of sales taxes, value-added tax and discounts, and after eliminating sales within the Group.

Subscription fees

Pay-television and internet subscription fees are earned over the period the services are provided. Subscription revenue arises from the monthly billing of subscribers for pay-television and internet services provided by the Group. Revenue is recognised in the month the service is rendered. Any subscription revenue received in advance of the service being provided is recorded as deferred revenue and recognised in the month the service is provided.

Advertising revenues

The Group mainly derives advertising revenues from advertisements broadcast on its pay television platforms and shown online on its websites and instant messaging windows. Advertising revenues from pay television are recognised upon showing over the period of the advertising contract. Online advertising revenues are recognised over the period in which the advertisements are displayed.

(k)   Other income

Interest and dividends received on available-for-sale financial assets are included in investment income and not as part of the fair value movement in equity.

Interest income

Interest is accrued on a time-proportion basis, recognising the effective yield on the underlying assets.

Dividend income

Dividends are recognised when the right to receive payment is established.

(l) Equity compensation benefits

The Group operates an equity-settled and cash-settled, share-based compensation plan. The fair value of the employee services received in exchange for the grant of the options is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the entity revises its estimates of the number of options that are expected to become exercisable. It recognises the impact of the revision of original estimates, if any, in the income statement, with a corresponding adjustment to equity for the equity-settled plans and a similar adjustment to liabilities for the cash-settled plans. The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

ANNEXURE II

Reporting accountants and auditors' report

The Directors
Phuthuma Nathi Investments Limited
251 Oak Avenue
Ferndale
Randburg
2194

20 September 2006

Dear Sirs and Madams

Comment on the Annual Financial Statements of Phuthuma Nathi Investments Limited ("Phuthuma Nathi")

Phuthuma Nathi has not completed its first financial year since incorporation and the Company has not yet produced annual financial statements and consequently historical information for the Company is not available.

Yours faithfully

PricewaterhouseCoopers Inc.

V Myburgh
Director
Registered auditor

ANNEXURE III

Details of the approved BEE verification agencies

1. **EMPOWERDEX (PROPRIETARY) LIMITED**

   Head Office (Johannesburg):
   1st Floor, Block C
   Sunninghill Place
   9 Simba Road
   Sunninghill
   2157

   Tel: (011) 234 7890
   Fax: (011) 234 5855
   Contact person: Refilwe Phasha

   Cape Town:
   14th Floor
   Metlife Centre
   7 Coen Steytler Ave
   Cape Town
   8001

   Tel: (021) 419 5130
   Fax: (021) 419 5131
   Contact person: Kgomotso Selokane

   Durban:
   Unit 5 & 6
   Upper Ground Floor
   Essex Gardens
   1 Nelson Road
   Westville
   Durban
   4001

   Tel: (031) 267 0707
   Fax: (031) 266 8354
   Contact person: Ashley Mathura

   Pretoria:
   Unit 1
   1st Floor (West)
   Cambridge Park
   Centurion
   0169

   Tel: (011) 234 7890
   Fax: (011) 234 5855
   Contact person: Jaco Odendaal

   National Hotline:
   Tel: (011) 602 7921
   Fax: (011) 234 5855
   Contact person: Siphiwe Sibeko

2. **EMPOWERLOGIC (PROPRIETARY) LIMITED**
1st Floor
West House
7 Autumn Street
Rivonia
2128

Tel: 086 111 4003
Fax: 086 610 1405
e-mail: yolande.grobler@empowerlogic.co.za
www.empowerlogic.co.za
Contact person: Yolande Grobler

3. **MOHLALENG POLICY ADVISORY SERVICES (PROPRIETARY) LIMITED**
African Heritage Investment Building
325 Rivonia Boulevard
Rivonia
2196

Tel: (011) 807 7409
Fax: (011) 234 4740
E-mail: abrown@mohlaleng.com
Contact person: Lear Pather

4. **VERIFY SOLUTIONS (PROPRIETARY) LIMITED**
Unit 6
Manhattan Office Park
16 Pieter Street
Highveld Techno Park
Centurion
0046

Tel: (012) 665 5489 or 0861 VERIFY (837 439)
Fax: (012) 665 2758 or 086 613 8479
Email: info@verifysolutions.co.za
Contact person: Miriam Ndla or Lorraine Mndebele

PRINTED BY INCE (PTY) LTD

REF. W2CF01355

PHUTHUMA NATHI
SHARE THE FUTURE

Phuthuma Nathi Investments Limited
("Phuthuma Nathi")
(Incorporated in the Republic of South Africa)
(Registration number 2006/015187/06)

APPLICATION FORM TO SUBSCRIBE FOR PHUTHUMA NATHI ORDINARY SHARES
AVAILABLE TO BLACK PEOPLE WHO QUALIFY TO PARTICIPATE IN THE PUBLIC OFFER

Definitions and interpretations used in this Prospectus are contained on pages 11 to 18 and apply to the contents of this application form.

This application form forms part of the prospectus which was registered by the Registrar on 21 September 2006 and must be read in conjunction with it.

SECTION 1 – INSTRUCTIONS AND NOTES

THIS APPLICATION FORM SHOULD ONLY BE COMPLETED BY BLACK PEOPLE WHO QUALIFY TO PARTICIPATE IN THE PUBLIC OFFER AND WOULD LIKE TO SUBSCRIBE FOR PHUTHUMA NATHI ORDINARY SHARES AT R10,00 PER SHARE. PLEASE REFER TO THE LAST COLUMN ON PAGE 13 OF THE PROSPECTUS FOR A DESCRIPTION OF A BLACK PERSON.

Instructions:

1. You may only complete this application form if you qualify to participate in the public offer. Please refer to paragraph 3.2 on page 20 of the prospectus.

2. The subscription price in terms of the public offer is R10,00 per Phuthuma Nathi ordinary share.

3. Subscriptions for Phuthuma Nathi ordinary shares in terms of the public offer may only be made for a minimum subscription amount of R200,00.

4. Applications are irrevocable and may not be withdrawn once submitted.

5. Please refer to the terms and conditions of the public offer set out in paragraph 3 commencing on page 19 of the prospectus.

6. Applicants should consult their broker, banker or other professional adviser or the helpline on 0860 116 226 in case of doubt as to the correct completion of this application form.

7. Applicants must submit only one application form and one cheque or postal order or deposit slip in respect of the application.

8. For every application form hand delivered and accepted at a Post Office branch, the teller will issue a receipt for the application form, payment and the supporting documents received. For applications received by post, a receipt will be posted (at the applicant's risk) to the applicant's postal address.

9. If any cheque is dishonoured, Phuthuma Nathi may, in its sole discretion, regard the relevant application as invalid or take such other steps in regard thereto as it may deem fit.

10. All alterations on this application form must be authenticated by a full signature.

11. Phuthuma Nathi is entitled to verify the details of the applicant and the applicant is obligated to assist in such verification.

12. Please note:
    - Phuthuma Nathi ordinary shares issued in respect of this application will be in a certificated form and the original of the share certificate will be retained by Link Market Services in terms of the articles.
    - Certain restrictions are contained in the articles (and in this regard you are referred to paragraph 5.17.3 on page 30 of the prospectus). In order to ensure that those restrictions remain in place, MIH Holdings has, in terms of the constitutional documents, been given certain call option and other rights.

If you have any questions regarding the contents of the prospectus, please call the helpline on 0860 116 226.

SECTION 2 – HOW TO SUBMIT THE APPLICATION

Completed application forms should either be sent in an envelope marked **"Phuthuma Nathi Investments Limited – ordinary share offer"** by post to:

Phuthuma Nathi
PO Box 10 000
Pretoria, 0001

or

- handed in at any Post Office.

All hand delivered applications must be received by the Post Office before the Closing Date, being 15:00 on 27 October 2006, and all applications delivered by post must be postmarked on or before the Closing Date and received by the Post Office on or before 15:00 on 3 November 2006. Application forms received after:

– the Closing Date – in the case of hand delivery; or

– seven days after the Closing Date (3 November 2006) – in the case of delivery by post

will be disregarded. In addition any application form received which does not contain all the documentation required or which has not been completed in full will be rejected.

SECTION 3 – REQUIRED DOCUMENTS

Applications should be sent with:

- a copy of the relevant pages from the applicant's South African Identity Document;

- if the number of Phuthuma Nathi ordinary shares that you are applying for is 20 000 or more, an affidavit confirming that you are a Black Person as defined;

- for an applicant with an existing bank account, proof from the bank that your bank account is FICA compliant;

- for an applicant without a bank account, you will be required to open a new bank account at any bank (Including Post Office). To assist the bank to comply with the FICA requirements, you should submit proof of residence which can be either a copy of the latest water and/or electricity bill or a copy of a lease document. If the place of residence is not registered in the applicant's name, a copy of the water and/or electricity bill, together with a letter of the registered resident confirming that such person resides with him/her, must be submitted; and

- sign the declaration in Section 4 that you are a Black Person who is a South African citizen.

Each application submitted must be in one name only and show only one address. Phuthuma Nathi reserves the right to accept or reject any application in its absolute discretion.

You may pay for your Phuthuma Nathi ordinary shares either:

- by cheque or postal order, which must be attached to the application form. The cheque must be crossed "not transferable" with the words "or bearer" deleted and the words "Phuthuma Nathi" written on the back and made payable to "SA Post Office" or "South African Post Office". If the cheque is dishonoured, your application will be rejected; or

- by debit card, presented at the Post Office; or

- by cash, deposited at the Post Office; or

- by electronic funds transfer ("EFT") by calling 0860 116 226 (Phuthuma Nathi – Call Centre) for a reference number and account details and submitting the application form together with the proof of payment and all requisite documents to the Post Office.

The Directors reserve the right to accept payment in any other form in their sole discretion.

Please note: Debit card and cash payments can only be used as a form of payment if the application form and required documentation are delivered by HAND and processed at the Post Office. Credit cards will NOT be accepted.

SECTION 4 – DECLARATION

To: **Phuthuma Nathi Limited**

I, the undersigned, confirm that I have full legal capacity to contract, or, to the extent that I do not have full legal capacity to contract, I am duly assisted herein by my guardian or curator, and hereby irrevocably apply for the number of Phuthuma Nathi ordinary shares set out in Section 5 hereof or any lesser number that may, in the absolute discretion of the Directors, be allotted to me.

I warrant that I am a Black Person as defined in the definition section commencing on page 11 of the prospectus; and

- **a citizen of South Africa by birth or descent; or**
- **I became a citizen of South Africa before 27 April 1994; or**
- **I became a citizen of South Africa after 27 April 1994 but were it not for the apartheid policy, I would have become a citizen of South Africa before 27 April 1994.**

I understand that the issue of Phuthuma Nathi ordinary shares is conditional on the Directors allotting and issuing them to me. I further understand that I may be allotted and issued a lesser number of Phuthuma Nathi ordinary shares than I requested and I accept this.

I understand that should I elect, to be issued Phuthuma Nathi ordinary shares in uncertificated form, I am required to rematerialise my shares within 14 days of having received them and to deliver the share certificate(s) thereof to Link Market Services who will retain them. I acknowledge that this is a condition for my participation in the MCSA Empowerment Transaction.

I acknowledge that the articles of Phuthuma Nathi and the MCSA Holdings Shareholders' Agreement have been made available for inspection in terms of paragraph 8 on page 45 of the prospectus, and that I have accordingly been informed that various restrictions are imposed upon the transferability of Phuthuma Nathi ordinary shares. I further acknowledge that MIH Holdings is granted certain call option rights in respect of Phuthuma Nathi ordinary shares pursuant to the MCSA Holdings Shareholders' Agreement and the articles. In applying for Phuthuma Nathi ordinary shares, I undertake that, if any such Phuthuma Nathi ordinary shares are issued to me, I will comply with the terms of the articles including all the restrictions contained in the articles, and I agree to be bound by the provisions of the MCSA Holdings Shareholders' Agreement. I have read paragraph 5.17.3 on page 30 of the prospectus. I understand that if I contravene these restrictions I may have action taken against me which may result in me losing any benefit which I would otherwise have had in my investment in Phuthuma Nathi, or my Phuthuma Nathi ordinary shares.

Name _____ Dated _____

Telephone number (office hours) ( ) _____

Signature _____

Assisted by (where applicable) _____

YELLOW

SECTION 5 – APPLICATION FORM FOR BLACK PERSONS

Please write the detail in black ink and where applicable in CAPITAL LETTERS. Please complete in full and answer all questions.



Part 1: Qualifying Information

Is the application form signed and is a copy of your South African identity document attached? Y ☐ N ☐

If you are applying for 20 000 shares or more, is an affidavit confirming that you are a Black Person attached? Y ☐ N ☐

Are you a Black New Entrant as defined on page 16 of the prospectus? Y ☐ N ☐

Is the stamp of FICA compliance of your bank account stamped on this application form? Y ☐ N ☐

Allocation code: 0149

Part 2: Personal Details

Title Mr ☐ Mrs ☐ Ms ☐ Dr ☐ Prof ☐ Adv ☐ Rev ☐

Surname

First name in full

Gender M ☐ F ☐   Date of Birth D D M M C C Y Y

ID number

Residential address

Postal code

Postal address

Postal code

Home telephone number

Work telephone number

Cell number

E-mail address (if applicable)

Part 3: Designated Groups

Tick if applicable ☐ Disabled as defined on page 17   ☐ Rural as defined on page 21

Are you an employee of the Naspers group? Y ☐ N ☐

If yes, please specify the company name and employee number:

Company

Employee no

Part 4: Banking Details

Bank account holder's name

Bank name

Account type Cheque ☐ Transmission ☐ Savings ☐

Bank account number

Branch name

Bank branch code

Part 5: Payment Details

Total number of shares applied for ☐ **X** R **1 0** **=** R ☐

(Minimum subscription is 20 ordinary shares)
(Maximum subscription is 4 500 000 ordinary shares)

Total amount of payment (Rand only)

Stamp here for FICA compliance

Method of payment

Please note: Payment by EFT is only acceptable if a reference number is obtained from the call centre in advance

Bank account (EFT) ☐   Quote reference number ☐

Cash ☐

Cheque ☐   Specify cheque number ☐

Postal order ☐   Specify postal order number ☐

Debit card ☐   Specify debit card number ☐

iNCE

PHUTHUMA NATHI
SHARE THE FUTURE

Phuthuma Nathi Investments Limited
("Phuthuma Nathi")
(Incorporated in the Republic of South Africa)
(Registration number 2006/015187/06)

APPLICATION FORM TO SUBSCRIBE FOR PHUTHUMA NATHI ORDINARY SHARES
AVAILABLE TO BLACK GROUPS WHO QUALIFY TO PARTICIPATE IN THE PUBLIC OFFER

Definitions and interpretations used in this prospectus are contained on pages 11 to 18 and apply to the contents of this application form.

This application form forms part of the prospectus which was registered by the Registrar on 21 September 2006 and must be read in conjunction with it.

SECTION 1 – INSTRUCTIONS AND NOTES

THIS APPLICATION FORM SHOULD ONLY BE COMPLETED BY BLACK GROUPS WHO QUALIFY TO PARTICIPATE IN THE PUBLIC OFFER AND WOULD LIKE TO SUBSCRIBE FOR PHUTHUMANA NATHI ORDINARY SHARES AT R10,00 PER SHARE. PLEASE REFER TO THE LAST COLUMN ON PAGE 12 OF THE PROSPECTUS FOR A DESCRIPTION OF A BLACK GROUP.

PLEASE NOTE: IF YOU ARE A GROUP THAT IS PLANNING TO APPLY FOR 20 000 PHUTHUMA NATHI ORDINARY SHARES OR MORE, YOU WILL NEED TO SUBMIT AN INITIAL BEE OWNERSHIP CERTIFICATE OF COMPLIANCE OBTAINED FROM AN APPROVED BEE VERIFICATION ENTITY OR AGENCY. THESE APPROVED AGENCIES TAKE AT LEAST 10 DAYS TO ISSUE THIS CERTIFICATE, THEREFORE YOU NEED TO APPLY AS SOON AS POSSIBLE, TAKING INTO ACCOUNT THAT THE CLOSING DATE FOR APPLICATIONS IS 27 OCTOBER 2006.

Instructions:

1. You may only complete this application form if you qualify to participate in the public offer. Please refer to paragraph 3.2 on page 20 of the prospectus.
2. The subscription price in terms of the public offer is R10,00 per Phuthuma Nathi ordinary share.
3. Subscriptions for Phuthuma Nathi ordinary shares in terms of the public offer may only be made for a minimum subscription amount of R200,00.
4. Applications are irrevocable and may not be withdrawn once submitted.
5. Please refer to the terms and conditions of the public offer set out in paragraph 3 commencing on page 19 of the prospectus.
6. Applicants should consult their broker, banker or other professional adviser or the helpline on 0860 116 226 in case of doubt as to the correct completion of this application form.
7. Applicants must submit only one application form and one cheque or postal order or deposit slip in respect of the application.
8. For every application hand delivered and accepted at a Post Office branch, the teller will issue a receipt for the application form, payment and the supporting documents received. For applications received by post, a receipt will be posted (at the applicant's risk) to the applicant's postal address.
9. If any cheque is dishonoured, Phuthuma Nathi may, in its sole discretion, regard the relevant application as invalid or take such other steps in regard thereto as it may deem fit.
10. All alterations on this application form must be authenticated by a full signature.
11. Phuthuma Nathi is entitled to verify the details of the applicant and the applicant is obligated to assist in such verification.
12. Please note:
    - Phuthuma Nathi ordinary shares issued in respect of this application will be in a certificated form and the original of the share certificate will be retained by Link Market Services in terms of the articles.
    - Certain restrictions are contained in the articles (and in this regard you are referred to paragraph 5.17.3 on page 30 of the prospectus). In order to ensure that those restrictions remain in place, MIH Holdings has, in terms of the constitutional documents, been given certain call option and other rights.

If you have any questions regarding the contents of the prospectus, please call the helpline on 0860 116 226.

SECTION 2 – HOW TO SUBMIT THE APPLICATION

Completed application forms should either be:

- sent in an envelope marked **"Phuthuma Nathi Investments Limited – ordinary share offer"** by post to:

  Phuthuma Nathi
  PO Box 10 000
  Pretoria, 0001
  or

- handed in at any Post Office.

All hand delivered applications must be received by the Post Office before the Closing Date, being 15:00 on 27 October 2006, and all applications delivered by post must be postmarked on or before the Closing Date and received by the Post Office on or before 15:00 on 3 November 2006. Application forms received after:

- the Closing Date – in the case of hand delivery; or
- seven days after the Closing Date (3 November 2006) – in the case of delivery by post

will be disregarded. In addition any application form received which does not contain all the documentation required or which has not been completed in full will be rejected.

SECTION 3 – REQUIRED DOCUMENTS

Applications should be sent with:

- a copy of the certificate of incorporation (if applicable) or other comparable document evidencing the valid establishment of the Black Group. (For example, trustees must submit letters of authority issued by the Master of the South African High Court, and unincorporated associations must submit a copy of their constitution or deed of association.);

- an affidavit confirming your group's BEE status as declared below;

- for Black Groups applying for Phuthuma Nathi ordinary shares in excess of 20 000, submit a certified copy of the Initial BEE Ownership Certificate of Compliance from an approved BEE verification entity or agency obtained specifically for the purpose of the MCSA Empowerment Transaction; and

- submit a list of all of the natural persons who, both directly or indirectly, hold the beneficial interest in the Black Group, including such persons' names, ID numbers, nationality, gender, racial group and effective percentage economic (and, if different, voting) interest held. If an effective interest in the Black Group is held by natural persons indirectly through a company or entity, a detailed organogram setting out the sequence of ownership is required.

Each application submitted must be in one name only and show only one address. Phuthuma Nathi reserves the right to accept or reject any application in its absolute discretion.

You may pay for your Phuthuma Nathi ordinary shares either:

- by cheque or postal order, which must be attached to the application form. The cheque must be crossed "not transferable" with the words "or bearer" deleted and the words "Phuthuma Nathi" written on the back and made payable to "SA Post Office" or "South African Post Office". If the cheque is dishonoured, your application will be rejected; or

- by debit card, presented at the Post Office; or

- by cash, deposited at the Post Office; or

- by electronic funds transfer ("EFT") by calling 0860 116 226 (Phuthuma Nathi – Call Centre) for a reference number and account details and submitting the application form together with the proof of payment and all requisite documents to the Post Office.

The Directors reserve the right to accept payment in any other form in their sole discretion.

Please note: Debit card and cash payments can only be used as a form of payment if the application form and required documentation are delivered by HAND and processed at the Post Office. Credit cards will NOT be accepted.

SECTION 4 – DECLARATION

To: **Phuthuma Nathi Investments Limited**

We, the undersigned, as representatives of …….…………………………………………………

…………………………………………………………………………………………………

confirm that we have full legal capacity and are duly authorised to contract and hereby irrevocably apply for the number of Phuthuma Nathi ordinary shares set out in section 5 hereof or any lesser number that may, in the absolute discretion of the Directors, be allotted to our group.

We warrant that our group is a Black Group incorporated or formed in South Africa as defined in the definition section commencing on page 11 of the prospectus.

We understand that the issue of Phuthuma Nathi ordinary shares is conditional on the Directors allotting and issuing them to us. We further understand that we may be allotted and issued a lesser number of Phuthuma Nathi ordinary shares than requested and accept this.

We understand that should we elect to be issued Phuthuma Nathi ordinary shares in uncertificated form, we are required to rematerialise our group's Phuthuma Nathi ordinary shares within 14 days of having received them and to deliver the share certificate(s) thereof to Link Market Services who will retain them. We acknowledge that this is a condition for our group's participation in the MCSA Empowerment Transaction.

We acknowledge that the articles of Phuthuma Nathi and the MCSA Holdings Shareholders' Agreement have been made available for inspection in terms of paragraph 8 on page 45 of the prospectus, and that we have accordingly been informed that various restrictions are imposed upon the transferability of Phuthuma Nathi ordinary shares. We further acknowledge that MIH Holdings is granted certain call option rights in respect of Phuthuma Nathi ordinary shares pursuant to the MCSA Holdings Shareholders' Agreement and the articles. In applying for Phuthuma Nathi ordinary shares, we undertake that, if Phuthuma Nathi ordinary shares are issued to our group, we will comply with the terms of the articles including all the restrictions contained in the articles, and we agree to be bound by the provisions of the MCSA Holdings Shareholders' Agreement. We have read paragraph 5.17.3 on page 30 of the prospectus. We understand that if we contravene these restrictions we may have action taken against our group which may result in our group losing any benefit which we would otherwise have had in our investment in Phuthuma Nathi, or even our Phuthuma Nathi ordinary shares.

Dated _____

Telephone number (office hours) (_____) _____

Authorised representative 1:

_____ _____ _____
Signature   Name [in capital letters]   Capacity

Authorised representative 2:

_____ _____ _____
Signature   Name [in capital letters]   Capacity

BLUE

SECTION 5 – APPLICATION FORM FOR BLACK GROUPS

Please write the details in black ink and where applicable in CAPITAL LETTERS. Please complete in full and answer all questions

Post Office ◆

Part 1: Qualifying Information

Allocation code: 0168

Is the application form signed and is a copy of your group's certificate of incorporation or constitution or deed of association or letter of authority attached?   Y ☐   N ☐

Are any of your members or ultimate shareholders Black New Entrants as defined?   Y ☐   N ☐

Have you attached a list of your shareholders or members or beneficiaries (with the required details) or an organogram of your group structure?   Y ☐   N ☐

Is an affidavit confirming your group's black status attached?   Y ☐   N ☐

If subscribing for 20 000 shares or more, is the initial BEE ownership certificate of compliance attached?   Y ☐   N ☐

Is the stamp of FICA compliance of your group's bank account stamped on this application form?   Y ☐   N ☐

Part 2: Black Group's Details

Tick entity category   ☐ Company   ☐ Close Corporation   ☐ Joint Venture   ☐ Syndicate   ☐ Stokvel   ☐ Trust   ☐ Co-operative   ☐ Partnership

☐ Black Broad-Based Ownership Scheme   ☐ Black Benefit Scheme   ☐ Black Distribution Scheme   ☐ Other unincorporated entity or association

If other unincorporated entity/association, please specify type: ☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐

CIPRO registration number of company or close corporation or ID Number of representative member of entity ☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐

Name of business ☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐

Majority control held by   M ☐   F ☐   *(Please indicate whether the majority black shareholders are Male or Female)*

Physical address ☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐

Postal Code ☐☐☐☐

Postal address ☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐

Postal Code ☐☐☐☐

Name of contact person ☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐

Telephone number ☐☐☐ – ☐☐☐☐☐☐☐

Fax number ☐☐☐ – ☐☐☐☐☐☐☐

Cell number ☐☐☐☐☐☐☐☐☐☐

E-mail address ☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐

Part 3: Banking Details

Bank account holder's name ☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐

Bank name ☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐

Account type   Cheque ☐   Transmission ☐   Savings ☐

Bank account number ☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐

Branch name ☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐

Bank branch code ☐☐☐☐☐☐



Stamp here for FICA compliance

Part 4: Payment Details

Total number of shares applied for ☐☐☐☐☐☐☐ **X** R **1 0** **=** R ☐☐☐☐☐☐☐☐☐☐

(Minimum subscription is 20 ordinary shares)
(Maximum subscription is 4 500 000 ordinary shares)

Total amount of payment (Rand only)

Method of payment

Please note: Payment by EFT is only acceptable if a reference number is obtained from the call centre in advance

Bank account (EFT) ☐   Quote reference number ☐☐☐☐☐☐☐☐☐☐

Cash ☐

Cheque ☐   Specify cheque number ☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐

Postal order ☐   Specify postal order number ☐☐☐☐☐☐☐

Debit card ☐   Specify debit card number ☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐

SIGNATURES

          Pursuant to the requirements of the Securities
Exchange Act of 1934, the registrant has duly caused this
report to be signed on its behalf by the undersigned,
thereunto duly authorized.

                              NASPERS LIMITED

Date: September 27, 2006 by

                              ___
                              Name: Stephan J. Z. Pacak
                              Title: Director